Exhibit 1.1
This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, broker, lawyer or other professional advisor. The Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is unlawful.
October 11, 2006
SONDEX COMPLETION SYSTEMS INC.
a wholly-owned subsidiary of
SONDEX PLC
OFFER TO PURCHASE
all of the issued and outstanding common shares of
INNICOR SUBSURFACE TECHNOLOGIES INC.
for Cdn. $3.75 cash per common share
     This offer (the “Offer”) by Sondex Completion Systems Inc. (“Offeror”), a wholly-owned subsidiary of Sondex plc (“Sondex”), to purchase for cash all of the outstanding common shares (the “Innicor Shares”) of Innicor Subsurface Technologies Inc. (“Innicor”) including Innicor Shares which may become outstanding after the date of this Offer upon the exercise or surrender of outstanding options (“Innicor Options”) to purchase Innicor Shares, will be open for acceptance until 3:00 p.m. (Calgary time) on November 16, 2006 (the “Expiry Time”), unless extended or withdrawn by the Offeror. The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn at least 90% of the Innicor Shares (on a fully diluted basis) prior to the Expiry Time. This condition, and the other conditions to the Offer, are described in section 4 of the Offer, “Conditions of the Offer”.
     The Innicor Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “IST”. On September 20, 2006 (the last trading day prior to the public announcement of Sondex’s intention to make the Offer), the closing price of the Innicor Shares on the TSX was $2.35. The Offer represents a 59.6% premium over the closing price of the Innicor Shares on the TSX on September 20, 2006 and a 37% premium to the volume weighted average trading price of the Innicor Shares on the TSX for the 20 previous trading days ending September 20, 2006. See “Innicor — Price Range and Trading Volume of Innicor Shares” in the Circular.

     The board of directors of Innicor (the “Innicor Board”): (i) has determined, after receiving the advice of its financial advisor, Peters & Co. Limited, that the consideration to be received under the Offer is fair, from a financial point of view, to the holders of Innicor Shares (“Shareholders”); (ii) has determined that the Offer is in the best interests of Innicor and the Shareholders; and (iii) UNANIMOUSLY RECOMMENDS that Shareholders ACCEPT the Offer and TENDER their Innicor Shares to the Offer.
     In addition, certain Shareholders (including all of the officers and directors of Innicor) have agreed to tender pursuant to the Offer and not withdraw, except in certain circumstances, the Innicor Shares beneficially owned by such Shareholders and all Innicor Shares they shall acquire before the Expiry Time pursuant to the exercise or surrender of Innicor Options, representing an aggregate of 9,297,220 Innicor Shares and 700,000 Innicor Shares issuable on the exercise or surrender of Innicor Options (or approximately 51.5% of the outstanding Innicor Shares on a fully diluted basis). See “Arrangements, Agreements or Understandings — Pre-Tender Agreements” in the Circular.
     Persons whose Innicor Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact such registered holder for assistance if they wish to accept the Offer.
(cover page continued on the following pages)

     Persons whose Innicor Shares are registered in their names who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on blue paper), and deposit it, together with the certificate or certificates representing their Innicor Shares, in accordance with the instructions in the accompanying Letter of Transmittal. Alternatively, Shareholders may follow the procedures for guaranteed delivery described under section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery” using the accompanying Notice of Guaranteed Delivery (printed on green paper).
     Questions and requests for assistance may be directed to Dealer Manager or the Depositary or your broker or other financial advisor. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Dealer Manager and the Depositary at their respective offices shown in the Letter of Transmittal and on the last page of this document.
The Depositary for the Offer is:
Valiant Trust Company

Calgary 310, 606 — 4th Street S.W. Calgary, Alberta T2P 1T1 Attention: Reorganization Department	Toronto c/o BNY Trust Company of Canada Suite 1101, 4 King Street West Toronto, Ontario M5H 1B6
Toll Free (Canada): 1-866-313-1872
The Dealer Manager for the Offer is:
CIBC World Markets Inc.
855 — 2nd Street S.W., 9th Floor
Calgary, Alberta
T2P 4J7
Phone: (403) 260-0500
Facsimile: (403) 260-0524
     The Offer and Circular do not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, any Shareholder in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in its or their sole discretion, take such action as it or they may deem necessary to extend the Offer to Shareholders in any such jurisdiction.
     Shareholders should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Innicor Shares during the Offer Period, as permitted by applicable laws or regulations. See section 13 of the Offer, “Market Purchases”.
     No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document and the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror, the Depositary or the Dealer Manager.
Information Concerning Innicor
     Although Sondex and the Offeror have had discussions with the management of Innicor and have reviewed certain contracts and records of Innicor, unless otherwise indicated in this Circular, the information concerning Innicor contained in the Offer and this Circular has been taken from, or is based primarily upon, publicly available documents and records of Innicor on file with Canadian securities regulatory authorities, the TSX and other public sources and information provided to the Offeror by Innicor. Although Sondex and the Offeror have no knowledge that would indicate that any statements relating to Innicor contained herein based on information contained in such documents and records are inaccurate or incomplete, none of Sondex, the Offeror or their respective directors or officers assume any responsibility for the accuracy or completeness of such information nor for any failure by Innicor to disclose events which may have occurred or which may affect the significance or accuracy of such information but which are unknown to Sondex and the Offeror.

Notice to Shareholders in the United States
     This transaction has not been approved or disapproved by any United States federal or state securities regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the Offer and the Circular. Any representation to the contrary is unlawful.
     The Offer is made for the securities of a Canadian corporation in accordance with the disclosure requirements of certain provinces of Canada. Shareholders in the United States should be aware that these requirements are different from those of the United States. The Offeror is permitted to prepare the Offer and Circular in accordance with Canadian disclosure requirements.
     The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Sondex is governed by the laws of the United Kingdom and the Offeror is governed by the laws of Canada, that the majority of their respective officers and directors reside outside the United States, that some of the experts named in the Circular reside outside the United States and that all or a substantial portion of the assets of Sondex and the Offeror and said persons may be located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.
     Shareholders who are citizens or residents of the United States should be aware that tendering their Innicor Shares pursuant to the Offer may have tax consequences under the laws of both the United States and Canada. Such consequences may not be fully described herein and such Shareholders are urged to consult their tax advisors. See “Canadian Federal Income Tax Considerations” and “United States Federal Income Tax Considerations” in the Circular.
Currency and Exchange Rates
     All dollar references in this document, which incorporates the Offer and the Circular, and in the Letter of Transmittal and the Notice of Guaranteed Delivery which accompany this document, are in Canadian dollars, except where otherwise indicated.
     On October 10, 2006, the rate of exchange for the Canadian dollar expressed in U.S. dollars, based on the closing rate as provided by the Bank of Canada, was Canadian $1.00 = United States $0.8835.
FORWARD-LOOKING STATEMENTS
     Certain statements contained in the Offer and Circular are “forward-looking statements” and are prospective. These statements may be identified by their use of forward-looking terminology such as the words “expects”, “projects”, “believes”, “anticipates”, “intends” or other similar words. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.

TABLE OF CONTENTS

SUMMARY	2
GLOSSARY	6
OFFER	10
1. The Offer	10
2. Time for Acceptance	11
3. Manner of Acceptance	11
4. Conditions of the Offer	14
5. Extension and Variation of the Offer	16
6. Take Up and Payment for Deposited Innicor Shares	16
7. Withdrawal of Deposited Innicor Shares	17
8. Return of Innicor Shares	19
9. Changes in Capitalization, Distributions and Liens	19
10. Mail Service Interruption	19
11. Notice	20
12. Acquisition of Innicor Shares Not Deposited	20
13. Market Purchases	20
14. Other Terms of the Offer	21
CIRCULAR	23
PRE-ACQUISITION AGREEMENT	23
The Offer	23
Approval by the Innicor Board	24
Representations and Warranties	24
Post Offer Agreements	24
Change of Innicor Board and Officers	24
Outstanding Innicor Options	24
Interim Operations	25
Employee Stock Ownership Plan	25
Cease Negotiation	25
No Solicitation	25
Right to Match	26
Waiver of Conditions	27
Non-Completion Fee	27
Limitation of Liability and Expense Reimbursement	28
Termination	28
Reconstitution of the Board of Directors	29
Directors’ and Officers’ Insurance	29
Indemnities	29
THE OFFEROR AND SONDEX	30
INNICOR	30
Corporate Information	30
Business of Innicor	30
Disclosure Obligations	30
Description of Share Capital of Innicor	31
Price Range and Trading Volume of Innicor Shares	31
Ownership of Securities of Innicor	32
Previous Distribution of Innicor Shares by Innicor	33
PURPOSE OF THE OFFER AND SONDEX’S PLANS FOR INNICOR	33
Background of the Offer	33
Purpose of the Offer	34
Plans for Innicor	34
Source of Funds	35
EFFECT OF THE OFFER ON MARKET AND LISTINGS	35
ACQUISITION OF INNICOR SHARES NOT DEPOSITED	36
Compulsory Acquisition	36
Second Stage Transactions	36
Other Alternatives	39
Judicial Developments	39
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	40
Shareholders Resident in Canada	40
Disposition of Innicor Shares Pursuant to the Offer	40
Capital Gains and Capital Losses	40
Compulsory Acquisition of Innicor Shares	41
Second Stage Transactions	41
Qualified Investments	42
Shareholders Not Resident in Canada	42
Disposition of Innicor Shares Pursuant to the Offer	42
Compulsory Acquisition of Innicor Shares	43
Second Stage Transaction	43
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	44
Disposition of Innicor Shares pursuant to the Offer or a Compulsory Acquisition	45
Foreign Currency Rules	45
Passive Foreign Investment Company Status	45
Second Stage Transaction	45
Information Reporting and Backup Withholding	46
DEALER MANAGER	46
DEPOSITARY	46
HOLDINGS OF SECURITIES OF INNICOR	47
TRADING IN SECURITIES OF INNICOR	47
COMMITMENTS TO ACQUIRE SECURITIES OF INNICOR	47
ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS	47
Employment Agreements	48
Pre-Tender Agreements	48
MATERIAL CHANGES IN THE AFFAIRS OF INNICOR AND OTHER INFORMATION	49
ACCEPTANCE OF THE OFFER	49
BENEFITS FROM THE OFFER	49
LEGAL MATTERS	49
STATUTORY RIGHTS	49
CONSENT OF COUNSEL	50
APPROVAL AND CERTIFICATE	51
SCHEDULE I	1

SUMMARY
     The following is a summary of selected information contained in the Offer Documents and is qualified in its entirety by reference to the detailed provisions of those documents. The information concerning Innicor contained in the Offer Documents has been taken from, or is based upon, publicly-available documents or records on file with Canadian Securities Regulatory Authorities and other public sources of information provided to the Offeror by Innicor. Certain capitalized and other terms used in this summary are defined in the Glossary. Shareholders are urged to read the Offer Documents in their entirety.
The Offer
     The Offeror is offering, upon the terms and subject to the conditions of the Offer, Circular, Letter of Transmittal and Notice of Guaranteed Delivery, to purchase all of the issued and outstanding Innicor Shares, including all Innicor Shares which may be issued on the exercise or surrender of outstanding Innicor Options to purchase Innicor Shares, for $3.75 per Innicor Share. See section 1 of the Offer, “The Offer”.
     The Offer is made only for Innicor Shares and is not made for any Innicor Options. Any holder of such Innicor Options who wishes to accept the Offer should, to the extent permitted by the terms thereof, exercise such Innicor Options in order to obtain certificates representing Innicor Shares and deposit the Innicor Shares in accordance with the Offer or consider surrendering such Innicor Options to Innicor as more particularly set forth herein and as permitted pursuant to the Pre-Acquisition Agreement. See “Pre-Acquisition Agreement — Outstanding Innicor Options” in the Circular. Any such exercise or surrender must be effected sufficiently in advance of the Expiry Time to ensure that the holders of Innicor Options will have share certificate(s) available for deposit before the Expiry Time, or in sufficient time to comply with the procedures regarding guaranteed delivery set forth in section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.
     The Offer is not being made to, nor will deposits be accepted from, or on behalf of, any Shareholder in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror and its agents may, in its or their sole discretion, take such action as it or they may deem necessary to extend the Offer to Shareholders in any such jurisdiction.
     The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn at least 90% of the Innicor Shares (on a fully diluted basis) prior to the Expiry Time. The Offer is also conditional upon the approval of securityholders of Sondex to be sought at a meeting of such securityholders to be held on or before the Expiry Time. These conditions, and the other conditions to the Offer, are described in section 4 of the Offer, “Conditions of the Offer”.
Recommendation of the Innicor Board

     The Innicor Board: (i) has determined, after receiving the advice of its financial advisor, Peters & Co. Limited, that the consideration to be received under the Offer is fair, from a financial point of view, to the holders of Innicor Shares (“Shareholders”); (ii) has determined that the Offer is in the best interests of Innicor and the Shareholders; and (iii) UNANIMOUSLY RECOMMENDS that Shareholders ACCEPT the Offer and TENDER their Innicor Shares to the Offer.
Time for Acceptance
     The Offer is open for acceptance until, but not later than, the Expiry Time, being 3:00 p.m. (Calgary time) on November 16, 2006, unless extended at the Offeror’s sole discretion or withdrawn by the Offeror in accordance with the terms of the Offer. See section 5 of the Offer, “Extension and Variation of the Offer” and section 6 of the Offer, “Take Up and Payment for Deposited Innicor Shares”.
Fairness Opinion
     Peters & Co. Limited, the financial advisor to the Innicor Board, has delivered a fairness opinion to the Innicor Board, stating that, as of the date of its opinion and subject to the assumptions and considerations set forth therein, the consideration to be received by Shareholders under the Offer is fair, from a financial point of view, to Shareholders.

Pre-Tender Agreements
     The Tendering Shareholders have agreed with Sondex to tender pursuant to the Offer and not withdraw, except in certain circumstances, the Innicor Shares beneficially owned by the Tendering Shareholders and all Innicor Shares they shall acquire before the Expiry Time pursuant to the exercise or surrender of Innicor Options, representing an aggregate of 9,297,220 Innicor Shares and 700,000 Innicor Shares issuable on the exercise or surrender of Innicor Options (or approximately 51.5% of the outstanding Innicor Shares on a fully diluted basis). See “Arrangements, Agreements or Understandings — Pre-Tender Agreements” in the Circular.
The Offeror and Sondex
     The Offeror is a corporation incorporated under the laws of Alberta and is a wholly-owned subsidiary of Sondex. The Offeror has not carried on any business other than that incidental to the making of the Offer.
     Sondex is a publicly traded U.K. company with its head office located in Hampshire, U.K. Sondex is in the business of designing, manufacturing and selling electro-mechanical based equipment for oilfield companies.
Innicor
     Innicor is a publicly traded corporation incorporated under the laws of Alberta and is headquartered in Calgary, Alberta. Innicor designs, manufactures and provides services associated with downhole equipment used in the production, completion and drilling of oil and gas wells. Additional information regarding Innicor is available on SEDAR at www.sedar.com. See “Innicor” in the Circular.
Purpose of the Offer
     The purpose of the Offer is to enable the Offeror to acquire all of the issued and outstanding Innicor Shares. See “Purpose of the Offer and Sondex’s Plans for Innicor” in the Circular.
     If the Offeror takes up and pays for Innicor Shares validly deposited pursuant to the Offer, the Offeror intends to acquire any remaining Innicor Shares through a Compulsory Acquisition or, if the Offeror’s right of Compulsory Acquisition is not available, then pursuant to a Second Stage Transaction. See “Acquisition of Innicor Shares Not Deposited” in the Circular.
     If the Offer is successful, it is expected that certain changes will be effected with respect to the composition of the Innicor Board and officers of Innicor to allow nominees of Sondex and/or the Offeror to become directors and officers of Innicor. Following consummation of the Offer, Sondex and the Offeror intend to review the affairs and operations of Innicor and consider what actions might be appropriate in the circumstances, which actions may include integration of the business of Innicor with the business of Sondex and disposition of certain assets of Innicor. Such actions may also include the winding-up of Innicor or the amalgamation of Innicor with the Offeror or a subsidiary of the Offeror as part of a Second Stage Transaction or otherwise.
     If permitted by applicable law, subsequent to the completion of the Offer, any Compulsory Acquisition or any Second Stage Transaction, the Offeror intends to delist the Innicor Shares from the TSX and to cause Innicor to cease to be a reporting issuer or its equivalent under the securities laws of each province of Canada in which it is a reporting issuer at such time. The effect of these actions will be that Innicor will no longer be required to publicly file or provide to security holders financial information or timely disclosure in Canada with respect to its affairs. See “Purpose of the Offer and Sondex’s Plans for Innicor” in the Circular.
Pre-Acquisition Agreement
     Effective September 20, 2006, Innicor and Sondex entered into the Pre-Acquisition Agreement. The Pre-Acquisition Agreement sets forth the terms and conditions upon, and subject to, which the Offer is to be made by the Offeror. See “Pre-Acquisition Agreement” in the Circular.
Manner of Acceptance
     Persons whose Innicor Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact their nominees to deposit their Innicor Shares.

     Persons whose Innicor Shares are registered in their names who wish to accept the Offer must deposit certificates representing their Innicor Shares, together with the accompanying Letter of Transmittal (printed on blue paper), duly completed and executed, and all other documents required by the accompanying Letter of Transmittal, at the office of the Depositary specified in the Letter of Transmittal no later than the Expiry Time. Instructions are contained in the Letter of Transmittal which accompanies this Offer and Circular. See section 3 of the Offer, “Manner of Acceptance — Letter of Transmittal”.
     Alternatively, Shareholders may follow the procedures for guaranteed delivery described under section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery” using the accompanying Notice of Guaranteed Delivery (printed on green paper).
     If a Letter of Transmittal has been executed by a person other than the registered holder(s) of the Innicor Shares deposited therewith, then the certificate(s) of the Innicor Shares must be endorsed or be accompanied by an appropriate securities transfer power of attorney duly and properly completed by the registered holder(s), which also might be required under certain other circumstances as set forth in the Letter of Transmittal.
     The deposit of Innicor Shares pursuant to the procedures set forth in the Offer will constitute a binding agreement between the depositing Shareholder and the Offeror upon the terms and subject to the conditions of the Offer.
Conditions of the Offer
     The Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for any Innicor Shares deposited under the Offer unless the conditions described in section 4 of the Offer, “Conditions of the Offer”, are satisfied or waived by the Offeror at or prior to the Expiry Time. The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn at the Expiry Time and at the time the Offeror first takes up and pays for Innicor Shares under the Offer, at least 90% of the Innicor Shares (on a fully diluted basis). In addition, the Offer is conditional on any appropriate regulatory approvals, waivers and consents being obtained and conditional upon the approval of securityholders of Sondex to be sought at a meeting of such securityholders to be held on or before the Expiry Time. For a complete description of the conditions to the Offer, see section 4 of the Offer, “Conditions of the Offer”.
Take Up and Payment for Deposited Innicor Shares
     If all the conditions referred to in section 4 of the Offer, “Conditions of the Offer”, are waived by the Offeror or satisfied, the Offeror will (unless the Offeror shall have withdrawn or terminated the Offer) become obligated to take up and pay for the Innicor Shares validly deposited and not withdrawn under the Offer not later than ten days after the Expiry Date. Any Innicor Shares taken up will be paid for as soon as possible, and in any event, not more than three business days after they are taken up. In accordance with applicable law, any Innicor Shares deposited under the Offer after the first date on which Innicor Shares have been taken up by the Offeror are required to be paid for within three business days after being taken up and in any event will be taken up and paid for, without interest, within ten days of such deposit. See section 6 of the Offer, “Take Up and Payment for Deposited Innicor Shares”.
Withdrawal of Deposited Innicor Shares
     Innicor Shares deposited pursuant to the Offer may be withdrawn as provided in section 7 of the Offer, “Withdrawal of Deposited Innicor Shares.
Stock Exchange Listing and Trading of Innicor Shares
     The Innicor Shares are listed on the TSX under the symbol “IST”. On September 20, 2006 (the last trading day prior to the public announcement of Sondex’s intention to make the Offer) the closing price of the Innicor Shares on the TSX was $2.35. The Offer represents a 59.6% premium over the closing price of the Innicor Shares on the TSX on September 20, 2006 and a 37% premium to the volume weighted average trading price of the Innicor Shares on the TSX for the 20 previous trading days ending September 20, 2006. See “Innicor — Price Range and Trading Volume of Innicor Shares” in the Circular.

Acquisition of Innicor Shares Not Deposited
     If, by the Expiry Time, the Offer has been accepted by the holders of not less than 90% of the Innicor Shares, other than Innicor Shares held at the date of the Offer by, or by a nominee for, the Offeror and its affiliates, and such Innicor Shares have been taken up and paid for by the Offeror, the Offeror currently intends to acquire the remaining Innicor Shares, pursuant to the compulsory acquisition provisions of the ABCA, on the same terms on which the Offeror acquired Innicor Shares pursuant to the Offer. If such statutory right of Compulsory Acquisition is not available, or if the Offeror elects not to proceed by way of such statutory right, then the Offeror will consider other means of acquiring, directly or indirectly, all of the Innicor Shares not deposited under the Offer, including a Second Stage Transaction. The Offeror will, in any such case, cause the Innicor Shares acquired under the Offer to be voted in favour of such a transaction and, to the extent permitted by applicable law, to be counted as part of any minority or independent shareholder approval that may be required in connection with such transaction. See "Acquisition of Innicor Shares Not Deposited” in the Circular.
Dealer Manager
     CIBC World Markets Inc. has been retained to act as dealer manager in connection with the Offer to solicit acceptances of the Offer. See “Dealer Manager” in the Circular.
Depositary
     Valiant Trust Company is acting as depositary under the Offer. The Depositary will receive deposits of certificates representing the Innicor Shares and accompanying Letter of Transmittal at any of the offices specified in the Letter of Transmittal. The Depositary will receive Notices of Guaranteed Delivery only at its Calgary office. The Depositary will be responsible for giving certain notices, if required, and for making payment for all Innicor Shares purchased by the Offeror under the Offer. See “Depositary” in the Circular.
Canadian Federal Income Tax Considerations
     A Shareholder resident in Canada who holds Innicor Shares as capital property and who disposes of those Innicor Shares to the Offeror will realize a capital gain (or capital loss) equal to the amount by which the cash received, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to the Shareholder of those Innicor Shares. Shareholders who are not resident in Canada will not be subject to Canadian income tax on a disposition of their Innicor Shares pursuant to the Offer where those Innicor Shares do not constitute “taxable Canadian property” to such non-resident Shareholders.
     The tax treatment of a Second Stage Transaction will depend on the exact nature of the transaction to be carried out. The tax consequences to a Shareholder of a Second Stage Transaction may differ from the tax consequences to such Shareholder of accepting the Offer.
     See “Canadian Federal Income Tax Considerations” and “United States Federal Income Tax Considerations” in this Circular.
     Shareholders should consult their own tax advisors for advice with respect to the tax consequences to them of accepting the Offer or a disposition of Innicor Shares pursuant to a Compulsory Acquisition or any Second Stage Transaction.
Fees and Commissions
     Depositing Shareholders will not be obligated to pay any brokerage fee or commission or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Innicor Shares by the Offeror pursuant to the Offer if they accept the Offer by depositing their Innicor Shares directly with the Depositary. No fees or commissions will be payable by a depositing Shareholder who uses the services of the Dealer Manager to accept the Offer. If a depositing Shareholder owns Innicor Shares through a broker or other nominee and such broker or nominee deposits such Innicor Shares on the Shareholder’s behalf, the broker or nominee may charge a fee for performing this service. See “Depositary” in the Circular.

GLOSSARY
     In this document, which incorporates the Offer and the Circular, including the Schedule thereto, the terms set forth below shall have the meanings set forth below, unless the subject matter or context is inconsistent with such meaning or such terms are otherwise defined herein.
“ABCA” means the Business Corporations Act (Alberta), as amended, including the regulations promulgated thereunder;
“affiliate” has the meaning ascribed thereto in the Securities Act (Alberta), as amended, except as otherwise provided herein;
“AMF” means the Autorité des marchés financiers (Québec);
“associate” has the meaning ascribed thereto in the Securities Act (Alberta), as amended, except as otherwise provided herein;
“business day” means any day, other than a Saturday, Sunday or a day on which banking institutions in Calgary, Alberta are authorized or obligated by law to close;
“Canadian Securities Regulatory Authorities” means the applicable Canadian provincial and territorial securities commissions and regulatory authorities;
“Circular” means the take-over bid circular accompanying the Offer and forming a part hereof;
“Compulsory Acquisition” has the meaning ascribed thereto under the heading “Acquisition of Innicor Shares Not Deposited — Compulsory Acquisition” in the Circular;
“Dealer Manager” means CIBC World Markets Inc. at the offices specified in the Letter of Transmittal and on the last page of this document;
“Depositary” means Valiant Trust Company at the offices specified in the Letter of Transmittal and on the last page of this document;
“Deposited Innicor Shares” has the meaning ascribed thereto in section 3 of the Offer, “Manner of Acceptance — General”;
“Dissenting Offeree” has the meaning ascribed thereto under the heading “Acquisition of Innicor Shares Not Deposited — Compulsory Acquisition” in the Circular;
“Distributions” has the meaning ascribed thereto in section 3 of the Offer, “Manner of Acceptance — General”;
“Effective Date” has the meaning ascribed thereto in section 3 of the Offer, “Manner of Acceptance — General”;
“Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP), where the members of these programs are usually members of a recognized stock exchange in the United States or Canada, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks of trust companies in the United States or any other “eligible guarantor institution” as defined in Rule 17Ad-15 under the Exchange Act;
“Employee Stock Ownership Plan” means the employee stock ownership plan of Innicor dated October 1, 2003, as amended January 2005;
“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“Expiry Date” means November 16, 2006 or such other date or dates as may be fixed by the Offeror from time to time pursuant to section 5 of the Offer, “Extension and Variation of the Offer”;
“Expiry Time” means 3:00 p.m. (Calgary time) on the Expiry Date or such other time or times as may be fixed by the Offeror from time to time pursuant to section 5 of the Offer, “Extension and Variation of the Offer”;
“fully diluted basis” means, with respect to the number of outstanding Innicor Shares at any time, such number of outstanding Innicor Shares calculated assuming that all outstanding Innicor Options and other rights to purchase or otherwise acquire Innicor Shares are exercised or surrendered;
“Innicor” means Innicor Subsurface Technologies Inc., a corporation incorporated under the ABCA;
“Innicor Board” means the board of directors of Innicor;
“Innicor Disclosure Letter” means the letter dated September 20, 2006 from Innicor to Sondex delivered concurrently with the Pre-Acquisition Agreement;
“Innicor Options” mean the outstanding options to acquire Innicor Shares;
“Innicor Shares” means all of the issued and outstanding common shares in the capital of Innicor and includes any common shares of Innicor issued after the date hereof upon the exercise or surrender of outstanding Innicor Options;
“Innicor Subsidiary” means Prime Perforating Systems, Inc., a corporation incorporated pursuant to the laws of Texas;
“Letter of Transmittal” means the letter of transmittal (printed on blue paper) in the form accompanying the Offer and Circular;
“material” when used in relation to Innicor and the Innicor Subsidiary, means a fact, asset, liability, transaction or circumstance, as applicable, concerning the business, assets, rights, liabilities, capitalization, operations, prospects or financial condition of Innicor and the Innicor Subsidiary (taken as a whole) that: (i) would be reasonably likely to have a significant effect on the value of the Innicor Shares; or (ii) that would be reasonably likely to prevent or materially delay completion of the Offer in accordance with the Pre-Acquisition Agreement, or any Compulsory Acquisition or Second Stage Transaction;
“Material Adverse Change” means any change, condition, event or development in the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights, liabilities or privileges, whether contractual or otherwise, of Innicor and the Innicor Subsidiary, taken as a whole, that is, or could reasonably be expected to be, materially adverse to the business of Innicor and the Innicor Subsidiary (taken as a whole) but “Material Adverse Change” shall not include a change resulting or arising from: (i) a matter that has prior to the date of the Pre-Acquisition Agreement been publicly disclosed or otherwise properly disclosed in the Innicor Disclosure Letter; (ii) conditions affecting the oil and gas services industry generally; (iii) general economic, financial, currency exchange, securities or commodity market conditions in North America including, without limitation, changes in currency exchange rates or in interest rates; or (iv) changes in the market price of crude oil or natural gas;
“Material Adverse Effect” in relation to any event or change, means an effect that is or would reasonably be expected to be materially adverse to the financial condition, operations, assets, liabilities, or business of Innicor and the Innicor Subsidiary, taken as a whole but “Material Adverse Effect” shall not include an adverse effect resulting or arising from: (i) a matter that has prior to the date of the Pre-Acquisition Agreement been publicly disclosed or otherwise disclosed in the Innicor Disclosure Letter; (ii) conditions affecting the oil and gas services industry generally; (iii) general economic, financial, currency exchange, securities or commodity market conditions in North America including, without limitation, changes in currency exchange rates or in interest rates; or (iv) changes in the market price of crude oil or natural gas;
“Minimum Condition” has the meaning ascribed thereto in subsection (a) of section 4 of the Offer, "Conditions of the Offer”;
“Minimum Required Shares” means that number of the outstanding Innicor Shares required to be tendered to the Offer to satisfy the Minimum Condition, unless the Offeror waives the Minimum Condition (to the extent permitted in the Pre-Acquisition Agreement), in which case “Minimum Required Shares” means that number of the outstanding Innicor Shares that the Offeror takes up on the Take-up Date;
“Non-Resident Shareholder” has the meaning ascribed thereto under the heading “Canadian Federal Income Tax Considerations — Shareholders Not Resident in Canada” in the Circular;
“Notice of Guaranteed Delivery” means the notice of guaranteed delivery (printed on green paper) in the form accompanying the Offer and Circular;
“Offer” means the offer to purchase Innicor Shares made hereby to Shareholders and forming a part hereof;
“Offer Documents” means, collectively, the Offer, Circular, Letter of Transmittal and Notice of Guaranteed Delivery;
“Offer Period” means the period commencing on the date of this document and ending at the Expiry Time;
“Offer Price” means $3.75 in cash per Innicor Share, or such greater amount as the Offeror may specify as the purchase price per Innicor Share under the Offer pursuant to section 1 of the Offer, "The Offer”;
“Offeror” means Sondex Completion Systems Inc., a corporation incorporated under the ABCA;
“Offeror’s Notice” has the meaning ascribed thereto under the heading “Acquisition of Innicor Shares Not Deposited — Compulsory Acquisition” in the Circular;
“OSC” means the Ontario Securities Commission;
“OSC Rule 61-501” means OSC Rule 61-501 — Insider Bid, Issuer Bids, Business Combinations and Related Party Transactions, as promulgated under the Securities Act (Ontario), as amended;
“person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, corporation, limited liability company, unlimited liability company, governmental, regulatory or court authority, and a natural person in such person’s capacity as trustee, executor, administrator or other legal representative;
“Pre-Acquisition Agreement” means the pre-acquisition agreement dated as of September 20, 2006, between Sondex and Innicor, whereby Sondex agreed, subject to the terms and conditions of such agreement, to make the Offer, as described under the heading “Pre-Acquisition Agreement” in the Circular;
“Pre-Tender Agreements” means, collectively, the pre-tender agreements dated September 20, 2006 between Sondex and the Tendering Shareholders as described under the heading “Arrangements, Agreements or Understandings — Pre-Tender Agreements” in the Circular;
“Principal Shareholders” means, collectively, ARC Capital Ltd., ARC Canadian Energy Venture Fund and ARC Canadian Energy Venture Fund 2;
“Regulation Q-27” means Regulation Q-27 — Protection of Minority Securityholders in the Course of Certain Transactions, as adopted under the Securities Act (Québec), as amended;
“Second Stage Transaction” has the meaning ascribed thereto under the heading “Acquisition of Innicor Shares Not Deposited — Second Stage Transactions” in the Circular;
“SEDAR” means the Canadian System for Electronic Document Analysis and Retrieval;
“Shareholders” means the holders of Innicor Shares;
“Sondex” means Sondex plc, a corporation incorporated in England and Wales;
“subsidiary” has the meaning ascribed thereto in the Securities Act (Alberta), as amended;

“Superior Proposal” has the meaning ascribed thereto under the heading “Pre-Acquisition Agreement — Cease Negotiation” in the Circular;
“Take-up Date” means the date that the Offeror first takes up and acquires Innicor Shares pursuant to the Offer;
“Take-over Proposal” has the meaning ascribed thereto under the heading “Pre-Acquisition Agreement - No Solicitation” in the Circular;
“Tax Act” means the Income Tax Act (Canada) and regulations thereunder, as amended;
“Tendering Shareholders” means, collectively, the Principal Shareholders and each of the directors and senior officers of Innicor. See “Arrangements, Agreements or Understandings — Pre-Tender Agreements” in the Circular;
“TSX” means the Toronto Stock Exchange;
“U.K.” means the United Kingdom; and
“United States” or “U.S.” means the United States of America, its territories, its possessions or other areas subject to its jurisdiction.

OFFER
TO: THE HOLDERS OF COMMON SHARES OF INNICOR SUBSURFACE TECHNOLOGIES INC.
1. The Offer
     The Offeror hereby offers to purchase, during the Offer Period and on, and subject to, the terms and conditions hereinafter specified, all of the issued and outstanding Innicor Shares, including all Innicor Shares which may be issued on the exercise or surrender of outstanding Innicor Options, for $3.75 cash per Innicor Share.
     The Offer is made only for the Innicor Shares and is not made for any Innicor Options or other rights to purchase Innicor Shares. Any holder of such Innicor Options or other rights who wishes to accept the Offer should: (i) exercise their Innicor Options in accordance with the terms thereof and applicable law in order to obtain certificates representing Innicor Shares and deposit the Innicor Shares in accordance with the Offer; (ii) subject to the receipt of any necessary regulatory approvals, surrender or otherwise transfer his or her rights under the Innicor Option to Innicor in consideration for the payment and issuance by Innicor to such holder of a number of Innicor Shares having a fair market value equal to the difference between the Offer Price and the exercise price of such Innicor Option (with such transfer or disposition referred to herein generically as a “surrender” of an Innicor Option) and to deposit all Innicor Shares issued in connection therewith in accordance with the Offer; or (iii) subject to the receipt of any necessary regulatory approvals, surrender or otherwise transfer his or her rights under the Innicor Option to Innicor in consideration for the payment by Innicor to such holder of a cash payment equal to the difference between the Offer Price and the exercise price of such Innicor Option. See “Pre-Acquisition Agreement —Outstanding Innicor Options” in the Circular. Any such exercise or surrender of Innicor Options must be effected sufficiently in advance of the Expiry Time to ensure that the holders of Innicor Options will have share certificate(s) available for deposit before the Expiry Time, or in sufficient time to comply with the procedures regarding guaranteed delivery set forth in section 3 of this Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.
     Holders of Innicor Options or other rights to purchase Innicor Shares should also consult their own tax advisors for advice with respect to the potential income tax consequences to them of exercising or surrendering such Innicor Options or other rights.
     The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror and its agents may, in its or their sole discretion, take such action as it or they may deem necessary to extend the Offer to Shareholders in any such jurisdiction.
     The Offer is subject to certain conditions as detailed under section 4 of the Offer, “Conditions of the Offer”. If such conditions are met, the Offeror will (unless it shall have withdrawn or terminated the Offer) become obligated to take up and pay for the Innicor Shares validly deposited under the Offer and not withdrawn in accordance with the terms hereof. The Pre-Acquisition Agreement provides that the Offeror may, in its sole discretion, amend or extend, vary or waive any term or condition of the Offer, provided that the Offeror will not, without the prior consent of Innicor:
(a)	waive or reduce the Minimum Required Shares to less than 66½% of the issued and outstanding Innicor Shares on a diluted basis;

(b)	increase the Minimum Required Shares to greater than 90% of the issued and outstanding Innicor Shares on a diluted basis;

(c)	impose additional conditions to the Offer except for those conditions set forth in section 4 of the Offer, “Conditions of the Offer”;

(d)	decrease or change the form of the consideration to be paid for each Innicor Share (unless the change in form of consideration includes consideration in addition to the $3.75 cash per Innicor

Share cash consideration required to be offered pursuant to the provisions of the Pre-Acquisition Agreement); or

(e)	otherwise amend or make any other change in the Offer which is adverse to holders of Innicor Shares (and for which purpose an extension of the Offer or waiver of a condition, other than the Minimum Condition, is not considered adverse).
     Depositing Shareholders will not be obligated to pay any brokerage fee or commission or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Innicor Shares by the Offeror pursuant to the Offer if they accept the Offer by depositing their Innicor Shares directly with the Depositary. No fees or commissions will be payable by a depositing Shareholder who uses the services of the Dealer Manager to accept the Offer. If a depositing Shareholder owns Innicor Shares through a broker or other nominee and such broker or nominee deposits such Innicor Shares on the Shareholder’s behalf, the broker or nominee may charge a fee for performing this service. See “Depositary” in the Circular.
     The attached Circular and the accompanying Letter of Transmittal and Notice of Guaranteed Delivery are incorporated into, and form part of, the Offer and contain important information which should be read carefully before making a decision with respect to the Offer.
2. Time for Acceptance
     The Offer is open for acceptance until, but not later than, the Expiry Time, being 3:00 p.m. (Calgary time) on November 16, 2006, unless extended at the Offeror’s sole discretion or withdrawn by the Offeror in accordance with the terms of the Offer. See section 5 of the Offer, “Extension and Variation of the Offer” and section 6 of the Offer, “Take Up and Payment for Deposited Innicor Shares”.
3. Manner of Acceptance
Letter of Transmittal
     In order for a Shareholder to validly deposit Innicor Shares to the Offer:
(a)	a Letter of Transmittal in the form (printed on blue paper) accompanying the Offer, or a manually executed facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal, and any other documents required by the instructions set out in the Letter of Transmittal, together with the certificate or certificates representing the Innicor Shares in respect of which the Offer is being accepted, must be received by the Depositary, at any of the offices listed in the Letter of Transmittal, no later than the Expiry Time; or

(b)	the depositing Shareholder must comply with the guaranteed delivery procedures described below.
     The Offer will not be validly accepted in accordance with the above requirements unless the Depositary actually receives the required documents at one of its offices listed in the Letter of Transmittal at or before the Expiry Time.
     Except as otherwise provided in the instructions set out in the Letter of Transmittal, all signatures in the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal has been executed by a person other than the registered holder(s) of the Innicor Shares deposited therewith, then the certificate(s) representing the Innicor Shares must be endorsed or be accompanied by an appropriate securities transfer power of attorney duly and properly completed by the registered holder(s), which also might be required under certain other circumstances as set forth in the Letter of Transmittal. The signature(s) on such endorsement or securities transfer power of attorney must be guaranteed by an Eligible Institution.

Procedure for Guaranteed Delivery
     If a Shareholder wishes to deposit Innicor Shares pursuant to the Offer and (i) the certificate or certificates representing such Innicor Shares are not immediately available, or (ii) such Shareholder is not able to deliver the certificates representing such Innicor Shares and all other required documents to the Depositary at or prior to the Expiry Time, then such Innicor Shares may nevertheless be deposited for acceptance pursuant to the Offer provided that all of the following conditions are met:
(a)	such deposit is made by or through an Eligible Institution;

(b)	a Notice of Guaranteed Delivery in the form (printed on green paper) accompanying the Offer, or a manually executed facsimile thereof, properly completed and duly executed, is received by the Depositary at its Calgary office set forth in the Notice of Guaranteed Delivery at or prior to the Expiry Time; and

(c)	the certificate or certificates representing deposited Innicor Shares, in proper form for transfer, together with a Letter of Transmittal in the form (printed on blue paper) accompanying the Offer, properly completed and duly executed, covering the relevant Innicor Shares and all other documents required by the Letter of Transmittal, are received by the Depositary at its Calgary office set forth in the Notice of Guaranteed Delivery at or before 3:00 p.m. (Calgary time) on the third trading day on the TSX after the Expiry Date.
     In each Notice of Guaranteed Delivery, an Eligible Institution must guarantee delivery of the certificate or certificates representing the Innicor Shares referenced therein, as set forth in the Notice of Guaranteed Delivery. The Notice of Guaranteed Delivery may be delivered by hand, mail or facsimile transmission so as to be received by the Depositary at its office in Calgary, Alberta, not later than the Expiry Time. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificates representing the Innicor Shares to any office other than such office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.
General
     In all cases, payment for the Innicor Shares deposited and taken up by the Offeror pursuant to the Offer will be made only after timely receipt by the Depositary of certificates representing the Innicor Shares together with a Letter of Transmittal, properly completed and duly executed, covering the applicable Innicor Shares with the signatures guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal and any other required documents.
     The method of delivery of certificates representing the Innicor Shares, the Letter of Transmittal and all other required documents is at the option and risk of the person depositing the same. The Offeror recommends that such documents be delivered by hand to the Depositary and a receipt be obtained from it. If such documents are mailed, the Offeror recommends that registered mail, with return receipt requested, be used and that proper insurance be obtained.
     Persons whose Innicor Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact such nominee for assistance in depositing such Innicor Shares.
     The execution of a Letter of Transmittal by a Shareholder irrevocably constitutes and appoints the Depositary and any officer of the Offeror, and each of them, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of such Shareholder. This appointment is with respect to the Innicor Shares deposited under the Letter of Transmittal which are taken up and paid for under the Offer (the “Deposited Innicor Shares”) and with respect to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Innicor Shares, or any of them, on or after October 11, 2006, (collectively, the “Distributions”), effective on and after the date that the Offeror takes up and pays for the Deposited Innicor Shares

(the “Effective Date”), with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable) to, in the name of and on behalf of such Shareholder:
(a)	register or record the transfer of Deposited Innicor Shares and/or any Distributions consisting of securities on the appropriate register of holders maintained by Innicor; and

(b)	exercise any and all of the rights of the holder of the Deposited Innicor Shares and/or Distributions, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents, as applicable, in respect of all or any of the Deposited Innicor Shares and/or Distributions, revoke any such instrument, authorization or consent given prior to, on or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of such holder in respect of such Deposited Innicor Shares and/or such Distributions for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of Shareholders, and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Deposited Innicor Shares and/or Distributions, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder in respect of such Deposited Innicor Shares and/or Distributions.
     Furthermore, a holder of Deposited Innicor Shares and/or Distributions who executes a Letter of Transmittal agrees, effective on and after the Effective Date, not to vote any of the Deposited Innicor Shares and/or Distributions at any meeting (whether annual, special or otherwise and any adjournments thereof) of Shareholders and not to exercise any or all of the other rights or privileges attached to the Deposited Innicor Shares and/or Distributions, and agrees to execute and deliver to the Offeror, provided it is not contrary to any applicable law, at any time and from time to time, as and when requested by, and at the expense of, the Offeror, any and all instruments of proxy, authorizations or consents in respect of the Deposited Innicor Shares and/or Distributions and to designate in any such instruments of proxy the person or persons specified by Offeror as the proxy or the proxy nominee or nominees of the holder of the Deposited Innicor Shares and/or Distributions. Upon such appointment, all prior proxies given by the holder of such Deposited Innicor Shares or Distributions shall be revoked and no subsequent proxies may be given by such person with respect thereto.
     A holder of Deposited Innicor Shares and/or Distributions who executes a Letter of Transmittal covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Deposited Innicor Shares and/or the Distributions to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of the holder and shall survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of the holder, as the case may be.
     The deposit of Innicor Shares pursuant to the procedures herein will constitute a binding agreement between the depositing Shareholder and the Offeror upon the terms and subject to the conditions of the Offer, including the depositing Shareholder’s representation and warranty that:
(a)	the person signing the Letter of Transmittal has full power and authority to deposit, sell, assign and transfer the Innicor Shares and any Distributions being deposited;

(b)	the Innicor Shares and any Distributions being deposited have not been sold, assigned or transferred nor has any agreement been entered into to sell, assign or transfer any of such Innicor Shares and any Distributions to any other person;

(c)	such Shareholder has good title to and owns the Innicor Shares and any Distributions being deposited within the meaning of applicable securities laws;

(d)	the deposit of such Innicor Shares and any Distributions complies with applicable securities laws; and

(e)	when such Innicor Shares and any Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever.
     All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Innicor Shares or Distributions deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which the Offeror determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defect or irregularity in the deposit of any Innicor Shares, Distributions or accompanying documents. There shall be no duty or obligation on the Offeror, the Depositary, or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer (including the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery) shall be final and binding.
     The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set out above.
4. Conditions of the Offer
     Notwithstanding any other provision of the Offer, the Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for, or to extend the period of time during which the Offer is open and postpone taking up and paying for, any Innicor Shares deposited under the Offer unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:
(a)	at the Expiry Time, and at the time the Offeror first takes up Innicor Shares under the Offer, there have been validly deposited under the Offer and not withdrawn at least 90% of the outstanding Innicor Shares (calculated on a diluted basis) other than those Innicor Shares owned by the Offeror or its associates or affiliates (as each of such terms is defined in the ABCA) at the date of the Offer;

(b)	Sondex has received all necessary approvals from its securityholders to consummate the transactions contemplated in the Pre-Acquisition Agreement pursuant to Rule 10.5 of the Listing Rules published by the United Kingdom Listing Authority;

(c)	all government and regulatory approvals, orders, rulings, exemptions and consents (including, without limitation those of any stock exchanges or other securities or regulatory authorities or the Competition Bureau and Minister responsible for the Investment Canada Act) which, in the sole judgment of the Offeror, acting reasonably, are necessary and have been obtained on terms and conditions satisfactory to the Offeror in its sole judgment, acting reasonably, and are in full force and effect, and any and all other applicable waiting periods under any competition, merger control or similar laws, regulation or other governmental authority having jurisdiction over Innicor and the Offeror, the Offer or any other transaction contemplated by the Offer with respect to any such matters will have expired or been terminated in respect of such transactions and no objection or opposition has been filed, initiated or made during any applicable statutory or regulatory period;

(d)	no act, action, suit, proceeding, objection or opposition has been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or by any private person in Canada or elsewhere, whether or not having the force of law, and no law, regulation or policy (including applicable tax laws and regulations in those jurisdictions in which Innicor carries on business) has been proposed, enacted, promulgated, amended or applied, which in either case, in the sole judgment of the Offeror, acting reasonably:
(i)	has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by, or the sale to, the Offeror of the

Innicor Shares or the right of the Offeror to own or exercise full rights of ownership of the Innicor Shares;
(ii)	has had, or if the Offer was consummated would result in, a Material Adverse Effect on Innicor or would have a material adverse effect on the Offeror’s ability to complete the Offer, as determined by the Offeror, acting reasonably; or

(iii)	has a material adverse effect on the completion of any Compulsory Acquisition or effecting any Second Stage Transaction;
(e)	the Offeror has determined in its sole judgment, acting reasonably, that there does not exist any prohibition at law against the Offeror making the Offer or taking up and paying for all of the Innicor Shares under the Offer or completing any Compulsory Acquisition or Second Stage Transaction in respect of any Innicor Shares not acquired under the Offer;

(f)	the Offeror has determined, in its sole judgment, acting reasonably, that:
(i)	Innicor has not breached, or failed to comply with, in any material respect, any of its covenants or other obligations under the Pre-Acquisition Agreement; and

(ii)	at the Expiry Time, all representations and warranties of Innicor contained in the Pre-Acquisition Agreement:
(A)	that are qualified by a reference to a Material Adverse Effect shall be true and correct in all respects; and

(B)	that are not qualified by a reference to a Material Adverse Effect, shall be true and correct in all respects unless the failure to be true or correct has not or would not reasonably be expected to have a Material Adverse Effect;
(g)	the Offeror has determined in its sole judgment, acting reasonably, that no Material Adverse Change in respect of Innicor exists or has occurred that either was not publicly disclosed or disclosed in writing to Sondex in each case prior to the announcement of the Offer and since announcement of the Offer no Material Adverse Change in respect of Innicor has occurred;

(h)	the Pre-Acquisition Agreement has not been terminated or the Offeror has determined in its sole judgment, acting reasonably, that such termination does not affect the ability of the Offeror to consummate the Offer or to complete a Compulsory Acquisition or Second Stage Transaction or that such termination was not related to any matter that is materially adverse to the business of Innicor or to the value of the Innicor Shares to the Offeror; and

(i)	the Offeror in its sole judgment, acting reasonably, is satisfied that all outstanding stock options, and all other rights to acquire any Innicor Shares has either been exercised, surrendered, paid out, deemed exercised or terminated or may be terminated or otherwise dealt with on a basis acceptable to the Offeror, acting reasonably.
     The foregoing conditions are for the exclusive benefit of the Offeror. The Offeror may assert any of the foregoing conditions at any time, both before or after the Expiry Time, regardless of the circumstances giving rise to such assertion (including any action or inaction by the Offeror). The Offeror may waive any of the foregoing conditions in whole or in part at any time and from time to time, both before or after the Expiry Time, in its sole discretion, without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise or assert any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be exercised or asserted at any time and from time to time. Any determination by the Offeror concerning the events described in this section 4, “Conditions of the Offer”, will be final and binding upon all parties.

     Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its principal office in Calgary, Alberta. The Offeror, forthwith after giving any such notice, shall make a public announcement of such waiver or withdrawal, shall cause the Depositary, if required by law, as soon as practicable thereafter to notify the Shareholders in the manner set forth in section 11 of the Offer, “Notice”, and shall provide a copy of the aforementioned notice to the TSX. If the Offer is withdrawn, the Offeror shall not be obligated to take up or pay for any Innicor Shares deposited under the Offer and all certificates for Deposited Innicor Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents will be promptly returned, at the Offeror’s expense, to the parties by whom they were deposited.
5. Extension and Variation of the Offer
     The Offer is open for acceptance until, but not after, the Expiry Time, unless withdrawn or extended in the Offeror’s sole discretion.
     Subject to the terms of the Pre-Acquisition Agreement and as hereinafter described, the Offeror reserves the right, in its sole discretion, at any time and from time to time prior to the Expiry Time (or otherwise as permitted by applicable law), to extend the Offer by fixing a new Expiry Time or Expiry Date or to vary the terms of the Offer, in each case by giving written notice or other communication confirmed in writing of such extension or variation to the Depositary at its principal office in Calgary, Alberta. The Offeror, forthwith after giving any such notice or communication, shall make a public announcement of the extension or variation, shall cause the Depositary as soon as practicable thereafter to provide a copy of such notice or communication in the manner set forth in section 11 of the Offer “Notice”, to all Shareholders whose Shares have not been taken up prior to the extension or variation and shall provide a copy of the aforementioned notice to the TSX. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in Calgary, Alberta.
     Notwithstanding the foregoing, but subject to applicable law, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer, except those waived by the Offeror, have been fulfilled or complied with unless the Offeror first takes up all Shares deposited under the Offer and not withdrawn.
     Where the terms of the Offer are varied, other than a variation in the terms of the Offer consisting solely of a waiver of a condition, the Offer shall not expire before ten days after a notice of variation in respect of such variation has been delivered to Shareholders unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by applicable Canadian courts or securities regulatory authorities.
     During any such extension or in the event of any variation, all Innicor Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms hereof, subject to, among other things, section 6 of the Offer, “Take Up and Payment for Deposited Innicor Shares”, and section 7 of the Offer, “Withdrawal of Deposited Innicor Shares” An extension of the Offer Period or a variation of the Offer does not constitute a waiver by the Offeror of its rights under section 4 of the Offer, “Conditions of the Offer”. If the consideration being offered for the Innicor Shares under the Offer is increased, then the increased consideration will be paid to all depositing Shareholders whose Innicor Shares are taken up under the Offer, whether or not such Innicor Shares are taken up by the Offeror before such variation.
6. Take Up and Payment for Deposited Innicor Shares
     If all the conditions referred to under section 4 of the Offer, “Conditions of the Offer”, have been satisfied or waived by the Offeror, the Offeror will (unless the Offeror shall have withdrawn or terminated the Offer) become obligated to take up and pay for the Innicor Shares deposited under the Offer not later than ten days after the Expiry Date. Any Innicor Shares taken up will be paid for as soon as possible, and in any event, not more than three business days after they are taken up. In accordance with applicable law, any Innicor Shares deposited under the Offer after the date on which the Offeror first takes up Innicor Shares deposited under the Offer are required to be paid for within three business days after being taken up and in any event must be taken up and paid for within ten days of the deposit of such Innicor Shares.

     Subject to applicable law, the Offeror expressly reserves the right in its sole discretion to delay taking up or paying for any Innicor Shares or to terminate the Offer and not take up or pay for any Innicor Shares if any condition specified in section 4 of the Offer, “Conditions of the Offer”, is not satisfied or waived by the Offeror, in whole or in part, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Calgary, Alberta. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Innicor Shares in order to comply, in whole or in part, with any applicable law, including, without limitation, for such period of time as may be necessary to obtain any necessary regulatory approvals or clearances. See section 4 of the Offer, “Conditions of the Offer”. If, for any reason whatsoever, the take up of any Innicor Shares deposited pursuant to the Offer is delayed, or the Offeror is unable to take up Innicor Shares deposited pursuant to the Offer, then, without prejudice to the Offeror’s other rights under the Offer, the Depositary may, nevertheless, on behalf of the Offeror, retain the deposited Innicor Shares, except to the extent that the depositing Shareholders exercise withdrawal rights as described in section 7 of the Offer, “Withdrawal of Deposited Innicor Shares”. The Offeror will not, however, take up and pay for any Innicor Shares deposited under the Offer unless the Offeror simultaneously takes up and pays for all Innicor Shares then validly deposited under the Offer. The Offeror will be deemed to have taken up and accepted for payment Innicor Shares validly deposited and not withdrawn pursuant to the Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary at its principal office in Calgary, Alberta, of its acceptance for payment of such Innicor Shares pursuant to the Offer.
     The Offeror will pay for Innicor Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient funds (by wire transfer or other means satisfactory to the Depositary) for transmittal to depositing Shareholders.
     The Depositary will act as the agent of persons who have deposited Innicor Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt thereof by persons who have deposited and not withdrawn Innicor Shares pursuant to the Offer.
     Settlement with each Shareholder who has deposited and not withdrawn Innicor Shares under the Offer will be made by the Depositary issuing or causing to be issued a cheque, payable in Canadian funds, representing the cash to which such Shareholder is entitled. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, such cheques will be issued in the name of the registered holder of the Innicor Shares so deposited. Unless the person depositing the Innicor Shares instructs the Depositary to hold for pick-up by checking the appropriate box in the Letter of Transmittal, such cheque will be forwarded by first class mail to such persons at the address specified in the Letter of Transmittal. If no address is specified, the cheque will be forwarded to the address of the Shareholder as shown on the registers maintained by or on behalf of Innicor. Cheques mailed in accordance with this paragraph will be deemed to have been delivered at the time of mailing.
     If any deposited Innicor Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Innicor Shares than the Shareholder desires to deposit, a certificate for Innicor Shares not purchased will be returned, without expense, to the depositing Shareholder as soon as practicable following the Expiry Time or withdrawal and early termination of the Offer. See section 8, “Return of Innicor Shares”.
     Depositing Shareholders will not be obligated to pay any brokerage fee or commission or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Innicor Shares by the Offeror pursuant to the Offer if they accept the Offer by depositing their Innicor Shares directly with the Depositary to accept the Offer. If a depositing Shareholder owns Innicor Shares through a broker or other nominee and such broker or nominee deposits Innicor Shares on the Shareholder’s behalf, the broker or nominee may charge a fee for performing this service. See “Depositary” in the Circular.
7. Withdrawal of Deposited Innicor Shares
     Any Innicor Shares deposited in acceptance of the Offer may be withdrawn (unless otherwise agreed) by, or on behalf, of the depositing Shareholder at the place of deposit (unless otherwise required or permitted by applicable law):

(a)	at any time when the Innicor Shares have not been taken up by the Offeror; or

(b)	at any time after three business days from the date that the Offeror takes up such Innicor Shares, if such Innicor Shares have not been paid for by the Offeror.
     In addition, if:
(c)	there is a variation of the terms of the Offer before the Expiry Time, including any extension of the period during which Innicor Shares may be deposited hereunder or the modification of a term or condition of the Offer, but excluding, unless otherwise required by applicable law, (i) a variation consisting solely of an increase in the consideration offered where the time for deposit is not extended for more than ten days after the notice of variation has been delivered, or (ii) a variation consisting solely of the waiver of a condition of the Offer; or

(d)	at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer, unless such change is not within the control of the Offeror or of any affiliate of the Offeror, any Innicor Shares deposited under the Offer and not taken up and paid for by the Offeror at such time may be withdrawn by or on behalf of the depositing Shareholder at the place of deposit at any time until the expiration of ten days after the date upon which the notice of such variation or change is mailed, delivered or otherwise communicated, subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or securities regulatory authorities.
     In order for any withdrawal to be made, notice of the withdrawal must be in writing (which includes a notice by electronic means that produces a printed copy), and must be actually received by the Depositary at the place of deposit of the applicable Innicor Shares (or the Notice of Guaranteed Delivery in respect thereof) within the period permitted for withdrawal. Any such notice of withdrawal must be:
(a)	signed by or on behalf of the person who signed the Letter of Transmittal that accompanied the Innicor Shares to be withdrawn (or Notice of Guaranteed Delivery in respect thereof); and

(b)	specify such person’s name, the number of Innicor Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Innicor Shares to be withdrawn.
     Any signature on a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in the Letter of Transmittal (as described in the instructions set out in the Letter of Transmittal), except in the case of Innicor Shares deposited for the account of an Eligible Institution. The withdrawal shall take effect upon receipt of the written notice by the Depositary.
     All questions as to the validity (including timely receipt) and form of notices of withdrawal shall be determined by the Offeror, in its sole discretion, and such determination shall be final and binding. There shall be no duty or obligation on the Offeror, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred by any of them for failure to give any such notice.
     If the Offeror extends the Offer, is delayed in taking up or paying for Innicor Shares, or is unable to take up or pay for Innicor Shares for any reason, then, without prejudice to the Offeror’s other rights, no Innicor Shares may be withdrawn, except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this section 7 or pursuant to applicable law.

     Withdrawals may not be rescinded and any Innicor Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be redeposited at any subsequent time prior to the Expiry Time by following any of the applicable procedures described in section 3 of the Offer, “Manner of Acceptance”.
     In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances. See “Statutory Rights” in the Circular.
8. Return of Innicor Shares
     If any deposited Innicor Shares are not taken up and paid for by the Offeror for any reason, or if certificates are submitted for more Innicor Shares than are deposited, certificates for Innicor Shares not purchased or deposited will be returned at the Offeror’s expense by either sending new certificates representing Innicor Shares not purchased or returning the deposited certificates (and other relevant documents). The certificates (and other relevant documents) will be forwarded by first class insured mail in the name of and to the address specified by the depositing Shareholder in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address of such Shareholder as shown on the registers maintained by or on behalf of Innicor as soon as practicable following the Expiry Time or withdrawal or termination of the Offer.
9. Changes in Capitalization, Distributions and Liens
     If, on or after October 11, 2006, Innicor should subdivide, consolidate or otherwise change any of the Innicor Shares or its capitalization, or shall disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion, and without prejudice to its rights under section 4 of the Offer, “Conditions of the Offer”, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect such subdivision, consolidation or other change.
     Innicor Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including the right to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Innicor Shares on or after October 11, 2006.
     If Innicor should declare or pay any cash dividend or stock dividend or make any other distribution on or issue any rights with respect to any of the Innicor Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of the Offeror or its nominees or transferees on the registers maintained by or on behalf of Innicor of such Innicor Shares following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividend, distribution or right will be received and held by the depositing Shareholder for the account of the Offeror and shall be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer and, pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution or right, and may withhold the entire purchase price payable by the Offeror pursuant to this Offer or deduct from the purchase price payable by the Offeror pursuant to this Offer the amount or value thereof, as determined by the Offeror in its sole discretion.
     The declaration or payment of any such dividend or distribution may have tax consequences not discussed under “Canadian Federal Income Tax Considerations” or “United States Federal Income Tax Considerations” in the Circular.
10. Mail Service Interruption
     Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery, cheques in payment for Innicor Shares purchased pursuant to the Offer and certificates representing Innicor Shares to be returned will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to cheques which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates were deposited, upon application to the Depositary, until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror shall provide notice of any such determination not to mail made under this section 10 as soon as reasonably practicable after the making of such determination and in accordance with section 11 of the Offer, “Notice”. Notwithstanding section 6 of the Offer, “Take Up and Payment for Deposited Innicor Shares” the deposit of cheques at the office of the Depositary for delivery to the depositing Shareholders in such circumstances will constitute delivery to the persons entitled thereto and the Innicor Shares shall be deemed to have been paid for immediately upon such deposit.
11. Notice
     Without limiting any other lawful means of giving notice, any notice the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Shareholders at their addresses as shown on the registers maintained by or on behalf of Innicor and will be deemed to have been received on the first day following the date of mailing which is a business day. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of postal service following mailing. In the event of any interruption of postal service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada or elsewhere are not open for the deposit of mail or there is reason to believe there is or could be a disruption in all or part of the postal service, then any notice which the Offeror or the Depositary may give or cause to be given under the Offer, except as otherwise provided herein, will be deemed to have been properly given and to have been received by Shareholders, if it is:
(a)	given to the TSX for dissemination through its facilities;

(b)	published once in the national edition of The Globe and Mail or The National Post; or

(c)	distributed through the facilities of Canada NewsWire Ltd. or CCNMatthews News Service.
     Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.
12. Acquisition of Innicor Shares Not Deposited
     If, by the Expiry Time the Offer has been accepted by the holders of not less than 90% of the Innicor Shares, other than Innicor Shares held at the date of the Offer by, or by a nominee for, the Offeror and its affiliates and such Innicor Shares have been taken up and paid for by the Offeror, then the Offeror currently intends to acquire the remaining Innicor Shares pursuant to a Compulsory Acquisition. If such statutory right of Compulsory Acquisition is not available or if the Offeror elects not to proceed by way of such statutory right, then the Offeror will consider other means of acquiring, directly or indirectly, all of the Innicor Shares not deposited under the Offer, including a Second Stage Transaction. The Offeror will in any such case cause the Innicor Shares acquired under the Offer to be voted in favour of such a transaction and, to the extent permitted under applicable corporate and securities laws, to be counted as part of any minority or independent shareholder approval that may be required in connection with such transaction. If the Minimum Condition is satisfied and the Offeror takes up and pays for the Innicor Shares deposited under the Offer, the Offeror should own sufficient Innicor Shares to effect such a transaction. See “Acquisition of Innicor Shares Not Deposited” in the Circular.
13. Market Purchases
     The Offeror has no current intention of acquiring any Innicor Shares while the Offer is outstanding, other than as described herein and in the Circular. However, the Offeror reserves the right to, and may, acquire (or cause an affiliate to acquire) beneficial ownership of Innicor Shares by making purchases through the facilities of the TSX, subject to applicable law, at any time and from time to time prior to the Expiry Time. In no event will the Offeror make any such purchases of Innicor Shares through the facilities of the TSX until the third clear trading day following the date of the Offer. If the Offeror should acquire Innicor Shares by making purchases through the facilities of the TSX during the Offer Period, the Innicor Shares so purchased shall be counted in any determination as to whether the Minimum Condition has been fulfilled. The aggregate number of Innicor Shares acquired by the Offeror through the facilities of the TSX during the Offer Period shall not exceed 5% of the outstanding Innicor Shares as of the date of the Offer and the Offeror will issue and file a press release containing the information prescribed by law forthwith after the close of business of the TSX on each day on which such Innicor Shares have been purchased.
     If the Offeror purchases Innicor Shares during the Offer Period other than pursuant to the Offer for a price in excess of that offered pursuant to the Offer, the Offeror will pay the increased consideration to each person whose Innicor Shares are taken up and paid for pursuant to the Offer, whether or not such Innicor Shares have already been taken up pursuant to the Offer, and will immediately notify the Shareholders of the increased consideration being offered for the Innicor Shares. For the purposes of this section 13, “Offeror” includes any person or company acting jointly or in concert with the Offeror.
     Although the Offeror has no current intention to sell Innicor Shares taken up under the Offer, it reserves the right, subject to applicable laws, to make or enter into an arrangement, commitment or understanding during the Offer Period to sell any of such Innicor Shares after the Offer Period.
14. Other Terms of the Offer
     The Offer and all contracts resulting from acceptance hereof shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.
     No broker, dealer or other person, other than the Dealer Manager, has been authorized to give any information or make any representation or warranty on behalf of the Offeror or any of its affiliates in connection with the Offer other than as contained herein or in the Circular, and, if given or made, such information, representation or warranty must not be relied upon as having been authorized. No broker, dealer or other person, other than the Dealer Manager, shall be deemed to be the agent of the Offeror or any of its affiliates or the Depositary for the purposes of the Offer. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the laws of such jurisdiction.
     The Offeror shall, in its sole discretion, be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and any withdrawals of Innicor Shares, including, without limitation, the satisfaction or non-satisfaction of any condition, the validity, time and effect of any deposit of Innicor Shares or notice of withdrawal of Innicor Shares, and the due completion and execution of the Letter of Transmittal and Notice of Guaranteed Delivery. The Offeror reserves the right to waive any defect in acceptance with respect to any particular Innicor Shares or any particular Shareholder. There shall be no obligation on the Offeror or the Depositary to give notice of any defects or irregularities in acceptance and no liability shall be incurred by any of them for failure to give any such notification.
     The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in its or their sole discretion, take such action as it or they may deem necessary to extend the Offer to Shareholders in any such jurisdiction.
     The Offeror reserves the right to transfer to one or more affiliated companies the right to purchase all or any portion of the Innicor Shares deposited pursuant to the Offer but any such transfer will not relieve the Offeror of its obligations under the Offer and will in no way prejudice the rights of persons depositing Innicor Shares to receive payment for Innicor Shares validly deposited and accepted for payment pursuant to the Offer.

     The Offer and the accompanying Circular and the other documents referred to above constitute the take-over bid circular required under Canadian provincial securities legislation with respect to the Offer.
DATED this 11th day of October, 2006.

SONDEX COMPLETION SYSTEMS INC.
By:	(signed) “Martin Perry”
Martin Perry
Chief Executive Officer

     The accompanying Circular, including the Schedule thereto, Letter of Transmittal and Notice of Guaranteed Delivery are incorporated into and form part of the Offer and contain important information which should be read carefully before making a decision with respect to the Offer.

CIRCULAR
     The following information is provided with respect to the accompanying Offer dated October 11, 2006 by the Offeror to purchase all of the issued and outstanding Innicor Shares, including Innicor Shares which may become outstanding on the exercise or surrender of Innicor Options or other rights to purchase Innicor Shares.
     The terms and conditions of the Offer are incorporated into, and form part of, this Circular, and Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to payment and withdrawal rights. Terms defined in the Offer but not defined in this Circular have the same meaning herein as in the Offer unless the context otherwise requires. All sums expressed in dollars herein are in Canadian dollars unless otherwise expressly stated.
     Although the Offeror and Sondex have had discussions with the management of Innicor and have reviewed certain contracts and records of Innicor, unless otherwise indicated in this Circular, the information concerning Innicor contained in the Offer and this Circular has been taken from, or is based primarily upon, publicly available documents and records of Innicor on file with Canadian securities regulatory authorities, the TSX and other public sources and information provided to the Offeror and Sondex by Innicor. Although the Offeror and Sondex have no knowledge that would indicate that any statements relating to Innicor contained herein based on information contained in such documents and records are inaccurate or incomplete, neither the Offeror nor Sondex nor any of their directors and officers assumes any responsibility for the accuracy or completeness of such information nor for any failure by Innicor to disclose events which may have occurred or which may affect the significance or accuracy of such information but which are unknown to Sondex and the Offeror.
     Pursuant to the provisions of the securities laws of various provinces of Canada, the directors of Innicor must send a circular to all Shareholders in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of Innicor subsequent to the date of the most recent published financial statements of Innicor.
PRE-ACQUISITION AGREEMENT
     The following is a summary only of the material provisions of the Pre-Acquisition Agreement and is qualified in its entirety by the provisions of the Pre-Acquisition Agreement.
The Offer
     On September 20, 2006, Sondex and Innicor entered into the Pre-Acquisition Agreement pursuant to which Sondex agreed to make (directly itself or indirectly through one or more direct or indirect wholly-owned subsidiaries or affiliates or any combination thereof), and Innicor agreed to support, the Offer. The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn at least 90% of the Innicor Shares (on a fully diluted basis) at or prior to the Expiry Time. The Offer is also conditional upon the approval of securityholders of Sondex to be sought at a meeting of such securityholders to be held on or before the Expiry Time. The Pre-Acquisition Agreement provides that the Offer is subject to these conditions and the other conditions to the Offer which are set forth in section 4 of the Offer, “Conditions of the Offer”.
     The Pre-Acquisition Agreement provides that the Offeror may, in its sole discretion, amend or extend, vary or waive any term or condition of the Offer, provided that the Offeror will not, without the prior consent of Innicor:
(a)	waive or reduce the Minimum Required Shares to less than 66 2/3% of the issued and outstanding Innicor Shares on a diluted basis;

(b)	increase the Minimum Required Shares to greater than 90% of the issued and outstanding Innicor Shares on a diluted basis;

(c)	impose additional conditions to the Offer except for those conditions set forth in section 4 of the Offer, “Conditions of the Offer”;

(d)	decrease or change the form of the consideration to be paid for each Innicor Share (unless the change in form of consideration includes consideration in addition to the $3.75 per Innicor Share cash consideration required to be offered pursuant to the provisions of the Pre-Acquisition Agreement); or

(e)	otherwise amend or make any other change in the Offer which is adverse to holders of Innicor Shares (and for which purpose an extension of the Offer or waiver of a condition, other than the Minimum Condition, is not considered adverse).
Approval by the Innicor Board
     Innicor has represented to Sondex that the Innicor Board has, after consultation with its legal and financial advisors: (i) unanimously approved the Pre-Acquisition Agreement; (ii) based on advice from its financial advisor, determined that the consideration to be received under the Offer is fair, from a financial point of view, to Shareholders; and (iii) determined that the Offer is in the best interest of Innicor and Shareholders; and (iv) unanimously resolved to recommend acceptance of the Offer by the Shareholders, provided that Innicor may accept, approve or implement a Superior Proposal in the circumstances described under “No Solicitation” below.
Representations and Warranties
     The Pre-Acquisition Agreement contains a number of customary representations and warranties of Innicor and Sondex relating to, among other things, corporate status and the corporate authorization and enforceability of, and the approval by their respective boards of directors of, the Pre-Acquisition Agreement and the Offer. The representations and warranties of Innicor also address various matters relating to the business and operations of Innicor.
Post Offer Agreements
     If the Offeror takes up and pays for Innicor Shares pursuant to the terms of the Offer, and thereby acquires at least the Minimum Required Shares, Innicor agrees to use all commercially reasonable efforts to assist the Offeror in acquiring the balance of the Innicor Shares by way of a Compulsory Acquisition, statutory arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or other type of acquisition transaction or transactions carried out for consideration per Innicor Share that is not less than the consideration paid pursuant to the Offer.
Change of Innicor Board and Officers
     Immediately following the payment by the Offeror for the Innicor Shares taken-up under the Offer the Innicor Board will be reconstituted through resignations of all existing directors of Innicor and the appointment of Sondex nominees in their stead. Innicor will, in accordance with the foregoing and subject to the provisions of the ABCA, assist Sondex to secure the resignations of all directors of Innicor to be effective at such time and to use its best commercial efforts to cause the election of Sondex nominees to fill the vacancies so created in order to effect the foregoing without the necessity of a shareholder meeting. Also at that time, the officers of Innicor will be reconstituted through resignations of all existing officers of Innicor and the appointment of Sondex nominees in their stead.
Outstanding Innicor Options
     Subject to the receipt of any necessary regulatory approvals, Innicor has agreed to take such steps as are necessary or desirable to allow all persons holding Innicor Options to: (i) exercise their Innicor Options in accordance with the terms thereof, (ii) surrender or otherwise transfer his or her rights under the Innicor Option to Innicor in consideration for the payment and issuance by Innicor to such holder of a number of Innicor Shares having a fair market value equal to the difference between the Offer Price and the exercise price of such Innicor Option (with such transfer or disposition referred to herein generically as a “surrender” of an Innicor Option) and to deposit all Innicor Shares issued in connection therewith; or (iii) surrender or otherwise transfer his or her rights under the Innicor Option to Innicor in consideration for the payment by Innicor to such holder of a cash payment equal to the difference between the Offer Price and the exercise price of such Innicor Option.

Interim Operations
     Innicor has agreed that, during the period commencing on the date of the Pre-Acquisition Agreement and continuing until the Pre-Acquisition Agreement is terminated, unless Sondex otherwise agrees in writing, acting reasonably, or as otherwise expressly permitted or specifically contemplated by the Pre-Acquisition Agreement, the business of Innicor and of the Innicor Subsidiary will be conducted only in the usual and ordinary course of business and consistent with past practice and Innicor will use all commercially reasonable efforts to maintain and preserve its business, organization, assets, employees and advantageous business relationships. Innicor also agreed, during such period, not to take certain corporate actions and not to undertake certain measures related to the operations of Innicor and the Innicor Subsidiary without the prior consent of Sondex.
Employee Stock Ownership Plan
     Pursuant to the Pre-Acquisition Agreement, Innicor has agreed to suspend the Employee Stock Ownership Plan and, in lieu thereof, implement a cash-based compensation plan to provide existing participants in the Employee Stock Ownership Plan with cash payments equivalent to those contributions that would have been made by Innicor pursuant to the Employee Stock Ownership Plan.
Cease Negotiation
     Pursuant to the Pre-Acquisition Agreement, Innicor has agreed with Sondex that it will immediately cease and cause to be terminated all existing discussions and negotiations (including through any of its officers, directors, employees, representatives, agents, or other parties on its behalf (“Representatives”)), if any, with any parties conducted before the date of the Pre-Acquisition Agreement by Innicor with respect to any Take-over Proposal (as defined in the Pre-Acquisition Agreement), and will immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Innicor relating to a Take-over Proposal. Innicor has also represented and warranted to Sondex that neither it nor any of its Representatives have engaged in any discussions or negotiations with any third party regarding a Take-over Proposal since the commencement of discussions between Innicor and its Representatives and Sondex.
     The Pre-Acquisition Agreement defines a “Take-over Proposal” as a proposal or offer (other than by the Offeror) by a third party, whether or not subject to a due diligence condition and whether or not in writing, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of Innicor or to acquire in any manner, directly or indirectly, beneficial ownership of or control or direction over more than 20% of the outstanding Innicor Shares, whether by an arrangement, amalgamation, merger, consolidation or other business combination, by means of a sale or exchange of shares, sale of assets, tender offer or exchange offer or similar transaction involving Innicor, including without limitation any single or multi-step transaction or series of related transactions that is structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of Innicor or to acquire in any manner, directly or indirectly, more than 20% of the outstanding Shares (in all cases other than the transactions contemplated by the Pre-Acquisition Agreement).
No Solicitation
     Innicor also has agreed in the Pre-Acquisition Agreement that it will not, and will not authorize or permit any of its Representatives, to, directly or indirectly: (i) solicit, initiate or encourage any inquiry or the making of any proposal to Innicor or its Shareholders from any person which constitutes, or may reasonably be expected to lead to a Take-over Proposal; (ii) enter into or participate in any discussions or negotiations regarding a Take-over Proposal, or furnish to any other person any information with respect to the business, properties, operations, prospects or conditions (financial or otherwise) of Innicor in connection with a Take-over Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any or seek to do any of the foregoing; or (iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits of Innicor under confidential information agreements, including any standstill provisions thereunder. The foregoing does not prevent Innicor from:
(a)	engaging in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of the Pre-Acquisition Agreement, by

Innicor or any of its Representatives) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality agreement, may furnish such party with information concerning Innicor and its business, properties and assets, in each case if, and only to the extent that:
(i)	the third party has first made a Superior Proposal (as defined below);

(ii)	prior to furnishing such information to or entering into discussions or negotiations with such person or entity, Innicor provides immediate notice orally and in writing to Sondex to the effect that it is furnishing information to or entering into discussions or negotiations with such person or entity together with a copy of the confidentiality agreement referenced above and if not previously provided to the Offeror, copies of all information provided to such party concurrently with the provision of such information to such party and copies of any agreements proposed to be entered into with such person or entity, (including a “Proposed Agreement” as described under “Right to Match” below); and

(iii)	Innicor provides to the Offeror in writing the determination of the Innicor Board forthwith upon determining that the Take-over Proposal, if completed, would constitute a Superior Proposal;
(b)	complying with applicable rules and securities laws relating to the provision of directors’ circulars and making appropriate disclosure with respect thereto to Shareholders and holders of Innicor Options; and

(c)	accepting, recommending, approving or entering into any agreement in respect of a Superior Proposal, if prior to such acceptance, recommendation or approval, Innicor has considered all proposals to adjust the terms and conditions of the Pre-Acquisition Agreement which may be offered by Sondex during the 72 hour period described under “Right to Match” below.
     The Pre-Acquisition Agreement defines a “Superior Proposal” as any written bona fide Take-over Proposal which or in respect of which the Innicor Board determines in good faith: (i) that funds or other consideration necessary for the Take-over Proposal are or are likely to be available; (ii) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for holders of Innicor Shares than the transaction contemplated by the Pre-Acquisition Agreement; and (iii) after receiving the written advice of outside counsel or advice of outside counsel as reflected in minutes of the Innicor Board, that the taking of such action is necessary for the Innicor Board in discharge of its fiduciary duties under applicable law.
     Innicor has agreed to notify the Offeror orally and in writing of any inquiries, offers or proposals with respect to a Take-over Proposal (including the terms and conditions of any such proposal, the identity of the person making it, if not previously provided to the Offeror, copies of all information provided to such party and all other information reasonably requested by the Offeror), within 24 hours of the receipt thereof, and Innicor has agreed to advise the Offeror immediately in the event such Take-over Proposal is withdrawn or terminated.
Right to Match
     Innicor has agreed to not accept, approve, recommend or enter into any agreement, understanding or arrangement (a “Proposed Agreement”), in respect of a Superior Proposal, other than a confidentiality agreement, unless a period (the “Response Period”) of 72 hours has elapsed from the time the Offeror receives written notice from Innicor that the Board of Directors has determined, subject only to compliance with this right to match, to enter into the Proposed Agreement in order to proceed with the Superior Proposal. During the Response Period, the Offeror will have the right, but not the obligation, to offer to amend the terms of the Offer and Innicor will negotiate in good faith the terms of any proposed amendment. The Innicor Board will review any such proposal to amend the Offer to determine (in consultation with its financial and legal advisors) whether the Superior Proposal to which the Offeror is responding would continue to be a Superior Proposal when assessed against the Offer as proposed by the Offeror to be amended. If the Innicor Board does not so determine, the Innicor Board will promptly reaffirm its recommendation of the Offer, as so amended. If the Innicor Board does so determine, Innicor may enter into the

Proposed Agreement in order to implement the Superior Proposal provided that Innicor has paid to Sondex the Non-Completion Fee (as defined below) and has terminated the Pre-Acquisition Agreement in accordance with its terms. The Offeror shall be afforded a new Response Period in respect of each Superior Proposal and in respect of each increase or modification of the consideration payable under any Superior Proposal.
Waiver of Conditions
     Either of Sondex or Innicor may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive compliance with any of the other’s agreements or the fulfillment of any conditions to its own obligations contained in the Pre-Acquisition Agreement or (c) waive inaccuracies in any of the other’s representations or warranties contained in the Pre-Acquisition Agreement or in any document delivered by the other party; provided, however, that any such extension or waiver is valid only if set forth in an instrument in writing signed on behalf of such party.
Non-Completion Fee
     Innicor will pay to Sondex a fee (the “Non-Completion Fee”) equal to $3,000,000 if, at any time after the date of the Pre-Acquisition Agreement, any of the following occur:
(a)	the Innicor Board fails to recommend that Shareholders accept the Offer or withdraws or, in any manner adverse to completion of the Offer or to the Offeror, redefines, modifies or changes any of its recommendations or determinations required by the Pre-Acquisition Agreement prior to the Expiry Time, or resolves to do so;

(b)	any bona fide Take-over Proposal for the Innicor Shares is publicly announced or commenced prior to the expiry of the Offer, and the Innicor Board fails to publicly reaffirm and maintain its recommendation of the Offer to the Shareholders within five days after the public announcement or commencement of any such Take-over Proposal;

(c)	the Innicor Board recommends that Shareholders deposit their Innicor Shares under, vote in favour of, or otherwise accept, a Take-over Proposal prior to the termination of the Pre-Acquisition Agreement;

(d)	Innicor enters into any agreement with any person with respect to a Take-over Proposal prior to the Expiry Time, (excluding a confidentiality agreement in relation to a bona fide Take-over Proposal);

(e)	there is a material breach or material non-performance by Innicor of its covenants, agreements, obligations, representations and warranties contained in the Pre-Acquisition Agreement which has not been cured to the satisfaction of Sondex, acting reasonably, within three Business Days (as defined in the Pre-Acquisition Agreement) of receipt of notice by Innicor of any such breach or non-performance; or

(f)	prior to the Expiry Time, a bona fide Take-over Proposal is publicly announced, offered or made to all or substantially all Shareholders or to Innicor and, at the Expiry Time:
(i)	such Take–over Proposal has not expired or been withdrawn; and

(ii)	the Minimum Required Shares have not been tendered.
     Innicor and Sondex have acknowledged and agreed that the payment of the Non-Completion Fee is a payment of liquidated damages which represent a genuine pre-estimate of the damages Sondex will suffer or incur as a result of any such event giving rise to such payment. Sondex has agreed that the payment of the Non-Completion Fee represents the sole and only recourse or remedy against Innicor in respect of any such breach or non-performance.

     Innicor has agreed that the Non-Completion Fee will be paid within five business days of the date of the earliest of such event to occur. On the date of the earliest event described above, Innicor is deemed to hold such sum in trust for Sondex. The Non-Completion Fee will only be required to be paid to Sondex once pursuant to the foregoing provisions.
Limitation of Liability and Expense Reimbursement
     To correspond to the limitation of liability afforded Innicor under the Pre-Acquisition Agreement, Innicor has agreed that any recourse or remedy against Sondex in respect of any breach or non-performance of the Pre-Acquisition Agreement shall be limited to $3 million.
     Sondex has agreed to reimburse Innicor for reasonable expenses incurred by Innicor in connection with the Pre-Acquisition Agreement and the transactions contemplated therein, to a maximum of $300,000, in the event (i) the Pre-Acquisition Agreement is terminated by Innicor under item (i) as described below under “Termination” or (ii) Sondex has not obtained all necessary approvals from its securityholders to consummate the transactions contemplated in the Pre-Acquisition Agreement on or prior to the Expiry Time.
Termination
     The Pre-Acquisition Agreement may be terminated by: (i) mutual written agreement of Sondex and Innicor; or (ii) written notice promptly given to the other party, at any time prior to the date that the Offeror first takes up and acquires Innicor Shares pursuant to the Offer (the “Take-up Date”):
(a)	by either Sondex or Innicor, if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission has issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Pre-Acquisition Agreement and such order, decree, ruling or other action has become final and non-appealable;

(b)	by Sondex, if the conditions to making the Offer as described in the Pre-Acquisition Agreement are not satisfied or waived prior to the time specified in the Pre-Acquisition Agreement, if applicable, or, if not specified, by the time the Offer is required to be made;

(c)	by Innicor, if the Offeror has not mailed the Offer Documents (as defined in the Pre-Acquisition Agreement) to Shareholders prior to 11:59 p.m. (Calgary time) on October 31, 2006, or such later date as Innicor may agree to;

(d)	by either Sondex or Innicor, if the Offeror has not taken up and paid for the Innicor Shares deposited under the Offer on or before the date that is 60 days following the day of mailing of the Offer Documents;

(e)	by either Sondex or Innicor, if the Offer terminates or expires at the Expiry Time without the Offeror taking up and paying for any of the Innicor Shares as a result of the failure of any condition to the Offer to be satisfied or waived unless the failure of such condition is due to the failure of the party seeking to terminate the Pre-Acquisition Agreement to perform the obligations required to be performed by it under the Pre-Acquisition Agreement;

(f)	by Sondex, if the Non-Completion Fee becomes payable;

(g)	by Innicor, if the Non-Completion Fee becomes payable and payment thereof has been made to Sondex;

(h)	by Sondex if a Material Adverse Change (as defined in the Pre-Acquisition Agreement) in respect of Innicor and the Innicor Subsidiary (taken as a whole) has occurred; or

(i)	by either Sondex or Innicor, if there has been a breach or non-performance by the other party of any representation, warranty (without reference to any qualification as to materiality in such representation and warranty) or covenant contained in the Pre-Acquisition Agreement which would have or would reasonably be expected to have a Material Adverse Effect (in the case of termination by Sondex) or a material adverse effect on Sondex (in the case of termination by Innicor), or a material adverse effect on the ability of Sondex to complete the Offer, provided that the breaching or non-performing party has been given notice of and three business days to cure any such breach or non-performance, except for certain provisions of the Pre-Acquisition Agreement in which no cure period is applicable.
Reconstitution of the Board of Directors
     Immediately following the payment by Sondex for the Innicor Shares taken-up under the Offer: (i) the Innicor Board will be reconstituted through the resignations of all existing directors of Innicor and the appointment of Sondex’s nominees in their stead, and Innicor will, in accordance with the foregoing and subject to the provisions of the ABCA, assist Sondex to secure the resignations of all directors of Innicor to be effective at such time and to use its best commercial efforts to cause the election of Sondex’s nominees to fill the vacancies so created in order to effect the foregoing without the necessity of a shareholder meeting; and (ii) the officers of Innicor will be reconstituted through resignations of all existing officers of Innicor and the appointment of Sondex nominees in their stead.
     In connection with the foregoing, each of Sondex and Innicor shall use their reasonable commercial efforts to secure from, and to provide to, the existing directors and officers of Innicor mutual releases in form and substance satisfactory to Sondex, Innicor and such directors and officers, each acting reasonably.
Directors’ and Officers’ Insurance
     Sondex has agreed that, for a period of six years after the date on which the Offeror takes up a number of Innicor Shares sufficient to satisfy the Minimum Condition, Sondex will, or will cause Innicor or any successor to Innicor (including any successor resulting from the winding-up, or liquidation or dissolution of Innicor) to maintain Innicor’s current directors’ and officers’ insurance policy or an equivalent policy on a six year “trailing” or “run-off” basis subject in either case to terms and conditions no less advantageous to the directors and officers of Innicor and the Innicor Subsidiary than those contained in the policy in effect on the date of the Pre-Acquisition Agreement, for all present and former directors and officers of Innicor and the Innicor Subsidiary, covering claims made prior to or within six years after the Effective Time. Notwithstanding the foregoing, in no event shall the aggregate premium for such run-off insurance be greater than $120,000 for such six year period, and if either Sondex or Innicor is unable to obtain equivalent insurance or if obtaining equivalent insurance would cost in excess of $120,000, Sondex or Innicor will obtain such insurance as it is able to obtain for $120,000.
Indemnities
     Sondex has agreed to, and has agreed to cause Innicor or any successor to Innicor to, indemnify the directors and officers of Innicor and the Innicor Subsidiary to the fullest extent to which Sondex, Innicor and the Innicor Subsidiary, as the case may be, are required to indemnify such officers and directors under their respective charter, by-laws, laws and contracts of indemnity.

THE OFFEROR AND SONDEX
     The Offeror was incorporated as “Sondex Completion Systems Inc.” on October 6, 2006 under the provisions of the ABCA. The Offeror is a wholly-owned subsidiary of Sondex and has not carried on any business other than that incidental to the making of the Offer. The head office and the registered office of the Offeror is located at 1000, 400 — 3rd Avenue S.W., Calgary, Alberta T3H 2P8.
     Sondex was incorporated on September 10, 2002 as “Shelfco (no 2787) Limited”. On June 3, 2003, Sondex was re-registered as a public limited company and changed its name to “Sondex plc”. Sondex trades on the London Stock Exchange and is in the business of designing, manufacturing and selling electro-mechanical based equipment for oilfield companies. The head office of Sondex is located at Saxony Way, Blackbushe Business Park, Yateley, Hampshire, U.K., GU46 6AB.
INNICOR
Corporate Information
     Innicor was incorporated under the ABCA on April 7, 1999 as “Cadorna Resources Inc.” (“Cadorna”). Cadorna was classified as a “capital pool company” pursuant to the policies of the Canadian Venture Exchange, the predecessor to the TSX Venture Exchange. Cadorna completed its initial public offering on June 29, 1999. Effective May 31, 2001, Cadorna acquired all of the issued and outstanding common shares of Innicor Subsurface Technologies Inc. (“Pre-Innicor”), a private company incorporated under the laws of Alberta, whereby Pre-Innicor became a wholly-owned subsidiary of Cadorna (the “Acquisition”). Subsequent to the Acquisition, Cadorna and Pre-Innicor amalgamated to form Innicor under the name “Innicor Subsurface Technologies Inc.”.
     The head office of Innicor is located at 7071 — 112th Avenue S.E., Calgary, Alberta and the registered office is located at 4500, 855 — 2nd Street S.W., Calgary, Alberta T2P 4K7.
     The only subsidiary of Innicor is Prime Perforating Systems, Inc.
Business of Innicor
     Innicor designs, manufactures, rents, services and distributes tools and equipment utilized in the completion and production phases of oil and gas well development. Innicor currently has approximately 90,000 square feet of manufacturing facilities as well as distribution and service outlets in thirteen locations in western Canada. Additional information regarding Innicor is available on SEDAR at www.sedar.com.
Disclosure Obligations
     Pursuant to the provisions of the securities laws of various provinces of Canada, the directors of Innicor must send a circular to all Shareholders in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of Innicor subsequent to the date of the most recently published financial statements of Innicor.
     In addition, Innicor is subject to the information and reporting requirements of the ABCA, the securities laws of certain provinces of Canada and the rules of the TSX. In accordance therewith, Innicor files reports and other information with certain securities regulatory authorities in Canada and with the TSX relating to its business, financial statements and other matters. Information as of particular dates concerning Innicor’s directors and officers, their remuneration, stock options granted to them, the principal holders of the Innicor Shares and any material interests of such persons in transactions with Innicor and other matters is required to be disclosed in proxy statements distributed to Shareholders and filed with certain of such securities regulatory authorities and with the TSX. Innicor’s public disclosure is available on SEDAR at www.sedar.com.

Description of Share Capital of Innicor
     The authorized capital of Innicor consists of an unlimited number of Innicor Shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares, of which, as at the date hereof 18,117,928 Innicor Shares were issued and outstanding.
     The holders of Innicor Shares are entitled: (i) to vote on the basis of one vote for each Innicor Share held at all meetings of shareholders, except meetings at which only holders of another specified class or series of shares are entitled to vote; (ii) subject to the prior rights of first preferred shares and second preferred shares, to receive dividends as and when declared by the Innicor Board; and (iii) subject to the prior rights of the first preferred shares and second preferred shares, to share in the distribution of the remaining property and assets of Innicor upon dissolution.
     The first preferred shares are issuable in series. Except as provided by law, the holders of any series of first preferred shares are not entitled to receive notice of, or to vote at, any meeting of the shareholders. Holders of first preferred shares are entitled: (i) in priority to the holders of Innicor Shares and second preferred shares, to receive dividends as and when declared by the Innicor Board; and (ii) in priority to holders of Innicor Shares and second preferred shares, to share in the distribution of the remaining property and assets of Innicor upon dissolution. Subject to the foregoing, the Innicor Board is empowered to fix the number of shares and the rights to be attached to any series of the first preferred shares.
     The second preferred shares are issuable in series. Except as provided by law, the holders of any series of second preferred shares are not entitled to receive notice of, or to vote at, any meeting of the shareholders. Holders of second preferred shares are entitled: (i) in priority to the holders of Innicor Shares, but subject to the prior rights of the first preferred shares, to receive dividends as and when declared by the Innicor Board; and (ii) in priority to holders of Innicor Shares, but subject to the prior rights of the first preferred shares, to share in the distribution of the remaining property and assets of Innicor upon dissolution. Subject to the foregoing, the Innicor Board is empowered to fix the number of shares and the rights to be attached to any series of the second preferred shares.
Price Range and Trading Volume of Innicor Shares
     The Innicor Shares are listed and posted for trading on the TSX under the symbol “IST”. The volume of trading and price ranges of the Innicor Shares on the TSX are set forth in the following table for the periods indicated.

	High	Low	Volume
2006
January	2.50	2.21	998,404
February	2.95	2.05	1,312,283
March	2.51	2.00	1,840,369
April	2.75	2.30	152,503
May	3.35	2.48	559,403
June	3.15	2.70	210,935
July	3.25	3.03	180,005
August	3.20	2.50	393,683
September	3.69	2.31	3,331,725
October 1-10	3.69	3.66	2,174,133

2005
October	2.35	1.90	215,266
November	2.19	1.62	598,832
December	2.35	2.00	1,976,871
     On September 20, 2006 (the last trading day prior to the public announcement of Sondex’s intention to make the Offer) the closing price of the Innicor Shares on the TSX was $2.35. The Offer represents a 59.6% premium over the closing price of the Innicor Shares on the TSX on September 20, 2006 and a 37% premium to the volume weighted average trading price of the Innicor Shares on the TSX for the 20 previous trading days ending September 20, 2006.
     Innicor has not paid any dividends.
Ownership of Securities of Innicor
     As of September 20, 2006, there were 18,117,928 Innicor Shares and 1,292,048 Innicor Options outstanding. Based solely on information provided by Innicor and publicly available information, the number, designation and percentage of outstanding securities of Innicor owned, or over which control or direction is exercised, by directors and senior officers of Innicor, associates of directors or senior officers of Innicor, any person or corporation who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Shares or any person or company acting jointly or in concert with Innicor is as follows:
Directors and Officers

				Percentage of
		Percentage of	Number of	Outstanding
	Number	Outstanding	Innicor	Innicor
Name and Position	of Innicor Shares	Innicor Shares	Options	Options
Delton A. Campbell(2)	811,737	4.5%	180,000	13.9%
President, Chief Executive Officer and Director

Robert Jones(3)	372,622	2.1%	165,000	12.8%
Vice President, Chief Operating Officer and Director

Ian Bootle	94,909	0.5%	180,000	13.9%
Vice President, Finance and Chief Financial Officer

Robert A. Lehodey(4)	31,000	0.2%	35,000	2.7%
Director

William R. Stedman(5)	275,000	1.5%	45,000	3.5%
Director

Douglas Freel(6)	—	—	35,000	2.7%
Director

Edward DiPaolo	—	—	60,000	4.6%
Director

Notes:

(1)	The information as to Innicor Shares and Innicor Options beneficially owned, not being within the knowledge of Innicor, has been furnished by the respective directors and senior officers individually.

(2)	Mr. Campbell’s spouse holds 42,491 Innicor Shares, which are included in the Innicor Shares reported above.

(3)	Mr. Jones is the controlling shareholder of Talaria Investments Inc., which holds 130,473 Innicor Shares and which are included in the Innicor Shares reported above.

(4)	Mr. Lehodey holds 25,000 Innicor Shares and 20,000 Innicor Options in trust for a law firm of which he was formerly a partner, which are included in the Innicor Shares and Innicor Options reported above.

(5)	Mr. Stedman is the controlling shareholder of Shoebox Oils Inc., which holds 200,000 Innicor Shares and which are included in the Innicor Shares reported above.

(6)	Mr. Freel is the Vice President of the ARC Financial Group, which, directly or indirectly, beneficially owns or exercises control or direction over 7,755,071 Innicor Shares and the 35,000 Innicor Options reported above. See “Ownership of Securities of Innicor – Principal Shareholders”.

Principal Shareholders

				Percentage of
		Percentage of	Number of	Outstanding
	Number of	Outstanding	Innicor	Innicor
Name of Shareholder	Innicor Shares	Innicor Shares	Options	Options
ARC Capital Ltd.(1)	306,250	1.7%	—	—
ARC Canadian Energy Venture Fund(1)	318,750	1.8%	35,000 (2)	2.7%
ARC Canadian Energy Venture Fund 2(1)	7,130,071	39.4%	—	—

Notes:

(1)	ARC Capital Ltd., ARC Equity Management Ltd. (manager of ARC Canadian Energy Venture Fund) and ARC Equity Management (Fund 2) Ltd. (manager of ARC Canadian Energy Venture Fund 2) are part of the ARC Financial Group of Calgary, Alberta and together as a group beneficially own or exercise control or direction over an aggregate of 7,755,071 Innicor Shares representing approximately 40.1% of the outstanding Innicor Shares on a fully diluted basis.

(2)	Options exercisable into 35,000 Innicor Shares were granted to Douglas L. Freel, a director of Innicor. Mr. Freel is the Vice President of ARC Equity Management Ltd., which is the manager of ARC Canadian Energy Venture Fund.
Previous Distribution of Innicor Shares by Innicor
     Based solely on information provided by Innicor and publicly available information, during the five years prior to the date hereof, Innicor has not issued or distributed any of its Innicor Shares (excluding Innicor Shares distributed pursuant to the exercise of Innicor Options and Innicor’s employee stock ownership plan) except for as follows:

		Number of		Aggregate Gross
Date of Distribution	Description	Innicor Shares	Issue Price	Proceeds
February 4, 2002	Private Placement	457,000	$1.10	$502,700
May 2, 2002	Consideration issued for acquisition of Independent Oil Tools Inc.	370,000	$1.25	$462,500
July 25, 2002	Private Placement	5,740,909	$1.10	$6,315,000
April 2, 2003	Consideration issued for acquisition of Summit Tool Services Inc.	80,000	$1.50	$120,000
May 6, 2004	Private Placement (pursuant to exercise of subscription receipts)	6,666,667	$2.25	$15,000,000

Note:

(1)	All numbers of Innicor Shares and issue prices are stated after giving effect to the consolidation of the Innicor Shares on the basis of five Innicor Shares on a pre-consolidation basis for one Innicor Share on a post-consolidation basis, which occurred on August 30, 2004.
PURPOSE OF THE OFFER AND SONDEX’S PLANS FOR INNICOR
Background of the Offer
     Sondex regularly evaluates possible acquisition opportunities with the objective of improving shareholder value.
     In March 2006, certain members of the board of directors of Sondex met with the management of Innicor to discuss opportunities for Sondex and Innicor to cooperate in furthering the companies’ respective businesses, either on an informal basis or through a form of joint venture. To facilitate an exchange of information between the parties, Sondex and Innicor entered into a confidentiality agreement on April 11, 2006.

     In late April 2006, Messrs. Perry and Wilks of Sondex approached management of Innicor with an unsolicited verbal proposal setting forth certain key terms with respect to a possible transaction between Innicor and Sondex and subject to several significant conditions, including the completion of satisfactory due diligence.
     After conducting discussions with Innicor intermittently during April 2006, Sondex was advised by Innicor that Sondex’s proposal did not reflect the potential value of Innicor’s current business or future prospects.
     On June 22, 2006, Sondex presented Innicor with another unsolicited non-binding proposal containing an increased price and subject to several significant conditions, including the completion of satisfactory due diligence. Sondex was advised by Innicor that, after reviewing the increased proposal and receiving the advice of its legal and financial advisors, the increased proposal still did not reflect the potential value to Shareholders of Innicor’s current business or future prospects and was not a transaction that Innicor could proceed with discussing at that time.
     On August 2, 2006, Sondex’s financial advisors delivered to Innicor’s financial advisor, a further unsolicited non-binding proposal containing a further increased price and subject to several significant conditions, including the completion of satisfactory due diligence.
     On August 8, 2006, Sondex received from the management of Innicor the parameters under which Innicor would be prepared to have further discussions with respect to a transaction between Sondex and Innicor.
     On August 9, 2006, Messrs. Perry and Wilks contacted Messrs. Campbell and Bootle of Innicor to suggest a basis on which Sondex could proceed with a detailed due diligence review of Innicor and its business.
     During September 2006, representatives and advisors of Sondex conducted a detailed due diligence review of Innicor and its business. Also during this time, Messrs. Perry and Wilks discussed with Messrs. Campbell and Bootle several significant conditions to any possible pre-acquisition agreement between the parties.
     Throughout September 2006 until the signing of the Pre-Acquisition Agreement, management of Sondex and its advisors continued negotiations with Innicor and its advisors. After the closing of markets on September 20, 2006, Sondex and Innicor concluded negotiations and Sondex advised Innicor that it had completed its due diligence review of Innicor. The respective boards of directors reviewed and approved the terms of the Pre-Acquisition Agreement and the Pre-Tender Agreements.
     The Pre-Acquisition Agreement was executed by Sondex and Innicor on September 20, 2006. The Offer was announced by a press release on September 21, 2006.
Purpose of the Offer
     The purpose of the Offer is to enable the Offeror to acquire, directly or indirectly, all of the Innicor Shares (including Innicor Shares which may become outstanding on the exercise or surrender of Innicor Options), whereupon Innicor will be an indirect wholly-owned subsidiary of Sondex. Acquiring Innicor fits the strategy of Sondex to broaden its subsurface technology product lines and expand its global operations.
     If by the Expiry Time the Offer has been accepted by the holders of not less than 90% of the Innicor Shares and such Innicor Shares have been taken up and paid for by the Offeror, the Offeror intends to acquire the remaining Innicor Shares pursuant to a Compulsory Acquisition. If such statutory right of Compulsory Acquisition is not available, or if the Offeror elects not to proceed by way of such statutory right, then the Offeror will consider other means of acquiring, directly or indirectly, all of the Innicor Shares not deposited under the Offer, including a Second Stage Transaction. The Offeror will, in any such case, cause the Innicor Shares acquired under the Offer to be voted in favour of such a transaction and, to the extent permitted under applicable corporate and securities laws, to be counted as part of any minority or independent shareholder approval that may be required in connection with such transaction. See “Acquisition of Innicor Shares Not Deposited” in this Circular.
Plans for Innicor
     If the Offer is successful, then it is expected that certain changes will be effected with respect to the composition of the Innicor Board and officers of Innicor to allow nominees of Sondex to become directors and officers of Innicor. Following consummation of the Offer, Sondex intends to review the affairs and operations of Innicor and consider what actions might be appropriate in the circumstances, which actions may include integration of the business of Innicor with the business of the Offeror and disposition of certain assets of Innicor. Such actions may also include the winding-up of Innicor or the amalgamation of Innicor with the Offeror or a subsidiary of the Offeror as part of a Second Stage Transaction or otherwise.
     If permitted by applicable law, subsequent to the completion of the Offer or any Compulsory Acquisition or Second Stage Transaction, the Offeror intends to delist the Innicor Shares from the TSX and, if there are fewer than 15 security holders of Innicor in any province, and fewer than 51 Shareholders in total in Canada, to cause Innicor to cease to be a reporting issuer or the equivalent under applicable securities laws of such province. The effect of these actions will be that Innicor will no longer be required to publicly file or provide to security holders financial information or timely disclosure in Canada with respect to its affairs. See “Effect of the Offer on Market and Listings” in this Circular.
Source of Funds
     If the Offeror acquires all of the Innicor Shares subject to the Offer, the maximum amount of cash required for the purchase of all such Innicor Shares, including related fees and expenses of the Offer, is estimated by the Offeror to be approximately $76,000,000. Such related fees and expenses include the fees payable by Sondex to its financial advisors, legal counsel, the Depositary, the Dealer Manager, printing and mailing costs and miscellaneous matters. This amount will be satisfied by the use of: (i) cash on hand; and/or (ii) funds provided by Sondex through inter-company debt. The Offeror, through Sondex, has sufficient funds available to it through existing cash reserves, an existing credit facility with a U.K. bank (the “Credit Facility”) and existing lines of credit to fully satisfy this commitment.
     The funding commitments under the Credit Facility are subject to conditions that are common in commercial lending transactions of this kind. These conditions substantially reflect the conditions of the Offer. Sondex and the Offeror reasonably believe that the possibility is remote that, if the conditions to the completion of the Offer are satisfied or waived, the Offeror will be unable to pay for the Innicor Shares deposited under the Offer due to a condition of funding under the Credit Facility that is in addition to the conditions in the Offer not being satisfied.
EFFECT OF THE OFFER ON MARKET AND LISTINGS
     The purchase of Innicor Shares by the Offeror pursuant to the Offer will reduce the number of Innicor Shares that might otherwise trade publicly, as well as the number of Shareholders, and, depending on the number of Shareholders depositing and the number of Innicor Shares purchased under the Offer, could adversely affect the liquidity and market value of the remaining Innicor Shares held by the public. After the purchase of Innicor Shares under the Offer, it may be possible for Innicor to take steps towards the elimination of any public reporting requirements under applicable securities legislation in any province in which it has an insignificant number of security holders.
     The rules and regulations of the TSX establish certain criteria which, if not met, could lead to the delisting of the Innicor Shares from such exchange. Among such criteria are the number of Shareholders, the number of Innicor Shares publicly held and the aggregate market value of the Innicor Shares publicly held. Depending on the number of the Shareholders depositing and the number of Innicor Shares purchased pursuant to the Offer, it is possible that Innicor Shares would fail to meet the criteria for continued listing on the TSX. If this were to happen, then the Innicor Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Innicor Shares. It is the intention of the Offeror to apply to delist the Innicor Shares from the TSX as soon as practicable after completion of the Offer, or after the completion of any Compulsory Acquisition or Second Stage Transaction, if required. If the Innicor Shares are delisted, such Innicor Shares would constitute “taxable Canadian property” under the Tax Act to non-resident holders of Innicor Shares. See “Canadian Federal Income Tax Considerations — Shareholders Not Resident in Canada — Compulsory Acquisition of Innicor Shares” for a discussion of the tax consequences to non-resident holders of Innicor Shares of the delisting of the Innicor Shares.

     If the Innicor Shares are delisted, it is possible that the Innicor Shares would be traded in the over-the-counter market and that price quotations for those Innicor Shares would be reported in Canada through the Canadian over-the-counter automated trading system. The extent of the public market for the Innicor Shares and the availability of such quotations would, however, depend upon the number of Shareholders remaining at such time, the interest in maintaining a market in the Innicor Shares on the part of brokerage houses and other factors.
     After the purchase of Innicor Shares under the Offer and subject to applicable laws, the Offeror intends to cause Innicor to take steps toward the elimination of its public reporting requirements under applicable securities legislation.
ACQUISITION OF INNICOR SHARES NOT DEPOSITED
     The purpose of the Offer is to enable the Offeror to acquire or to own, directly or indirectly, all of the Innicor Shares. If the Offeror takes up and pays for Innicor Shares under the Offer, the Offeror intends to utilize the compulsory acquisition provisions of the ABCA, if available, to acquire the remaining Innicor Shares, or, if necessary, to acquire such remaining Innicor Shares pursuant to a Second Stage Transaction, discussed below.
Compulsory Acquisition
     If, within the time limit for the acceptance of the Offer, the Offer has been accepted by the holders of not less than 90% of the Innicor Shares (calculated on a fully-diluted basis) and the Offeror has taken up and paid for such Innicor Shares, the Offeror currently intends to acquire (a “Compulsory Acquisition”), pursuant to the compulsory acquisition provisions of Part 16 of the ABCA, the remainder of the Innicor Shares on the same terms on which the Offeror acquired Common Shares pursuant to the Offer.
     To exercise this statutory right, the Offeror must give notice (the “Offeror’s Notice”) to each registered holder of the Common Shares who did not accept the Offer (and to each person who subsequently acquires any such Innicor Shares) (in each case, a “Dissenting Offeree”), of such proposed acquisition within sixty days from the Expiry Date and in any event, within one hundred and eighty days from the date of the Offer. Within twenty days after giving the Offeror’s Notice, the Offeror must pay or transfer to Innicor the consideration the Offeror would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust by Innicor for the Dissenting Offerees. Within twenty days after receipt of the Offeror’s Notice, each Dissenting Offeree must send the certificates representing the Innicor Shares held by such Dissenting Offeree to Innicor, and each Dissenting Offeree must elect within twenty days after the date of receipt of the Offeror’s Notice to transfer his or her Innicor Shares to the Offeror on the terms of the Offer or to demand payment of the fair value of the Innicor Shares held by such Dissenting Offeree by so notifying the Offeror. If a Dissenting Offeree has elected to demand payment of the fair value of that Dissenting Offeree’s Innicor Shares, the Offeror may, within twenty days of paying or transferring to Innicor the consideration the Offeror would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, apply to the Court of Queen’s Bench of Alberta (the “Court”) to fix the fair value of the Innicor Shares of that Dissenting Offeree. if the Offeror does not apply to the Court within such twenty day period, the Dissenting Offeree may apply to the Court for the same purpose within a further period of twenty days after the twenty day period available to the Offeror to so apply. If the Dissenting Offeree does not notify the Offeror and apply to a court within the applicable twenty day period, the Dissenting Offeree will be deemed to have elected to transfer such Innicor Shares to the Offeror on the terms of the Offer. Any judicial determination of the fair value of the Innicor Shares could be more or less than the amount paid pursuant to the Offer.
     The foregoing is a summary only. The summary is not intended to be complete and is qualified in its entirety by the provisions of Part 16 of the ABCA. Reference should be made to Part 16 of the ABCA for a complete description of the provisions regarding Compulsory Acquisitions. The provisions of Part 16 of the ABCA are complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about these provisions should consult with their legal advisors.
Second Stage Transactions
     If a Compulsory Acquisition is not available or if the Offeror elects not to proceed by way of a Compulsory Acquisition, the Offeror will consider other means of acquiring, directly or indirectly, all of the Innicor Shares not deposited under the Offer, including a Second Stage Transaction (as defined below). Such means may include seeking to cause a special meeting of the Shareholders to be called to consider a compulsory acquisition, statutory arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or other type of acquisition transaction or transactions (“Second Stage Transaction”) involving the Offeror or another direct or indirect wholly-owned subsidiary of the Offeror for the purpose of Innicor becoming a direct or indirect wholly-owned subsidiary of the Offeror or effecting a merger of the Offeror and Innicor. Depending upon the nature and terms of a Second Stage Transaction, under applicable corporate law, the approval of at least 66 2/3% of the votes cast by Shareholders may be required at a meeting duly called and held for the purpose of approving such Second Stage Transaction. The Offeror will cause the Innicor Shares acquired under the Offer to be voted in favour of such a transaction and to be counted as part of any approval that may be required in connection with such a transaction.
     The timing and details of any Second Stage Transaction would necessarily depend upon a variety of factors, including the number of Innicor Shares acquired pursuant to the Offer. In any Second Stage Transaction, the holders of Innicor Shares or other securities of Innicor, other than the Offeror and its affiliates, could receive shares, cash, preferred shares, warrants, other equity shares or debt or any combination thereof. Any such preferred shares could be immediately redeemed by the issuer for cash. Such cash payments, subject to prevailing conditions, including general economic conditions and the business of Innicor, may be equal to, higher or lower than the value of the cash offered under the Offer.
     The tax consequences to a Shareholder of a Second Stage Transaction may differ from the tax consequences to such Shareholder accepting the Offer. See “Canadian Federal Income Tax Considerations” in this Circular.
     In the event a Second Stage Transaction were to be consummated under the ABCA, holders of Innicor Shares may have the right to dissent and to demand payment of the fair value of such Innicor Shares. This right, if the statutory procedures are complied with, could lead to a judicial determination of the fair value required to be paid to such dissenting holders for their Innicor Shares. The fair value of Innicor Shares so determined could be more or less than the amount paid per Innicor Share pursuant to the Second Stage Transaction or the Offer. Any such judicial determination of the fair value of the Innicor Shares could be based upon considerations other than, or in addition to, the market price of the Innicor Shares. Shareholders should consult with their legal advisors for a determination of their legal rights with respect to any transaction which may constitute a going private transaction or a related party transaction.
     The methods described above of acquiring the Innicor Shares not acquired by the Offeror pursuant to the Offer, other than the statutory Compulsory Acquisition under the ABCA, may constitute a “business combination” or “going private transaction” within the meaning of certain applicable Canadian securities legislation, rules and regulations (collectively the “Regulations”), OSC Rule 61-501 and Regulation Q-27. The Offeror expects that any Second Stage Transaction will be a “business combination” or “going private transaction” under the Regulations, OSC Rule 61-501 and Regulation Q-27. In certain circumstances, the provisions of OSC Rule 61-501 and Regulation Q-27 may also deem certain types of Second Stage Transactions to be “related party transactions”. However, if the Second Stage Transaction is a “business combination” carried out in accordance with OSC Rule 61-501 or an exemption therefrom or a “going private transaction” carried out in accordance with Regulation Q-27 or an exemption therefrom, the “related party transaction” provisions of OSC Rule 61-501 and Regulation Q-27 will not apply to such transaction. The Offeror intends to carry out any such business combination or going private transaction in accordance with OSC Rule 61-501 and Regulation Q-27, or any successor provisions, or exemptions therefrom such that the related party transaction provisions of OSC Rule 61-501 and Regulation Q-27 will not apply thereto.
     The Regulations, OSC Rule 61-501 and Regulation Q-27 provide that, unless exempted, a corporation proposing to carry out a business combination or going private transaction is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor, subject to certain exceptions) and provide to the holders thereof a summary of such valuation or the entire valuation. In connection therewith, the Offeror intends to rely on any exemption then available or to seek waivers granted by the applicable securities regulatory authorities pursuant to OSC Rule 61-501 or Regulation Q-27 exempting the Offeror or Innicor or their affiliates, as appropriate, from the requirement to prepare a valuation in connection with any Second Stage Transaction.

     Under OSC Rule 61-501 and Regulation Q-27, a Second Stage Transaction constituting a business combination or going private transaction is exempt from the valuation requirements contained in OSC Rule 61-501 and Regulation Q-27 provided such transaction is completed not later than 120 days after the Expiry Time, the intent to effect the transaction is disclosed in the take-over bid circular, the consideration offered under such transaction is at least equal in value and is in the same form as that paid under the take-over bid, and the take-over bid circular contains certain required disclosure respecting the transaction. The Offeror intends that the consideration offered under any Second Stage Transaction that is a business combination or going private transaction proposed by it within 120 days after the Expiry Time would be identical to the consideration offered under the Offer and, accordingly, the Offeror expects to be able to rely on such exemption in respect of the valuation requirements contained in OSC Rule 61-501 and Regulation Q-27.
     Depending on the nature and terms of a Second Stage Transaction, the provisions of the ABCA may require approval of a Second Stage Transaction by at least 66 2/3% of the votes cast by Shareholders. OSC Rule 61-501 and Regulation Q-27 would in effect also require that, in addition to any other required security holder approval, in order to complete a business combination or going private transaction, the approval of a simple majority of the votes cast by “minority” Shareholders must be obtained, unless an exemption is available or discretionary relief is granted by the OSC and the AMF.
     In relation to the Offer and any Second Stage Transaction, the “minority” Shareholders will be, subject to any available exemption or discretionary relief granted by the OSC and the AMF as required, all Shareholders other than the Offeror, any “related party” of the Offeror or any other “interested party” (within the meaning of OSC Rule 61-501 and Regulation Q-27) including its directors and senior officers, any associate, affiliate or insider of the Offeror as well as the directors and senior officers thereof and any person acting jointly or in concert with any of the foregoing.
     OSC Rule 61-501 and Regulation Q-27 provide that the Offeror may treat all Innicor Shares acquired pursuant to the Offer, excluding any Innicor Shares tendered to the Offer by a person that is a joint actor (as such term is defined in applicable securities laws) with the Offeror, as “minority” shares and vote them, or consider them voted, in favour of a Second Stage Transaction that is a business combination or going private transaction, provided that such Second Stage Transaction is completed not later than 120 days after the Expiry Time, the consideration per Share in such Second Stage Transaction is at least equal in value to and is in the same form as the consideration paid under the Offer and certain other requirements are met. The Offeror intends that the consideration offered under any Second Stage Transaction that is a business combination or going private transaction proposed by it within 120 days after the Expiry Time would be identical to the consideration offered under the Offer and, accordingly, subject to compliance with OSC Rule 61-501 and Regulation Q-27, expects to treat Innicor Shares acquired pursuant to the Offer as “minority” shares and to vote them in favour of any Second Stage Transaction.
     Pursuant to OSC Rule 61-501, votes attached to Innicor Shares held by certain Shareholders that receive a “collateral benefit” (as defined in OSC Rule 61-501) may not be included by the Offeror as votes in favour of a Second Stage Transaction in determining whether minority approval has been obtained. A collateral benefit for this purpose includes any benefit a related party of Innicor is entitled to receive as a consequence of the Offer including, without limitation, a lump sum payment or a payment for surrendering securities. As a result, Innicor Shares held by directors, senior officers and other related parties of Innicor who will receive payments on the change of control occurring as a result of the Offer pursuant to employment agreements described under “Arrangements, Agreements or Understandings — Employment Agreements” or whose vesting of Innicor Options is accelerated as a result of the Offer, may be deemed to have received a collateral benefit for this purpose and any Innicor Shares of such related parties taken up by the Offeror pursuant to the Offer may not, subject to any exemptive relief that may be obtained, be included in determining whether minority approval has been obtained for a Second Stage Transaction. Innicor has advised the Offeror that such related parties hold an aggregate of 1,236,149 Innicor Shares and Innicor Options to acquire an aggregate of 525,000 Innicor Shares.
     In addition, under OSC Rule 61-501 and Regulation Q-27, if, following the Offer, the Offeror and its affiliates own 90% or more of the Innicor Shares at the time a Second Stage Transaction is initiated, the requirement for minority approval would not apply to the transaction if a statutory dissent and appraisal remedy is available to the minority Shareholders or if a substantially equivalent enforceable right is made available to the minority Shareholders.

     Any Second Stage Transaction carried out by the Offeror will likely be by way of amalgamation or statutory arrangement pursuant to which the Offeror or a successor corporation would acquire all Innicor Shares not tendered to the Offer.
     The details of any such Second Stage Transaction including the timing of its implementation and the consideration to be received by the minority Shareholders, would necessarily be subject to a number of considerations including the number of Innicor Shares acquired pursuant to the Offer. There can be no assurance that any such transaction will be effected. Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Second Stage Transaction or any transaction that may constitute a business combination or going private transaction.
     Notwithstanding the Offeror’s intention that the consideration offered under any Second Stage Transaction that is a business combination or going private transaction proposed by it within 120 days after the Expiry Time will be identical to the consideration under the Offer, the Offeror may (if the Second Stage Transaction is not a business combination or a going private transaction or if the Offeror otherwise determines) issue shares, cash, preferred shares, warrants, other equity shares or debt or any combination thereof as consideration. Such consideration offered to Shareholders in a Second Stage Transaction, subject to applicable law and prevailing conditions, including general economic conditions and the business of Innicor, may be equal to, higher than or lower than the value of the consideration offered for the Innicor Shares under the Offer.
     If a Second Stage Transaction were to be consummated, Shareholders may, under the ABCA, have the right to dissent and demand payment of the fair value of their Innicor Shares. This right, if the statutory procedures are complied with, could lead to a judicial determination of the fair value required to be paid to those dissenting shareholders for their Innicor Shares. The fair value of the Innicor Shares so determined could be more or less than the amount paid per Share pursuant to a Second Stage Transaction or the Offer. Any such judicial determination of the fair value of the Innicor Shares could be based upon considerations other than, or in addition to, the market price of the Innicor Shares.
     The tax consequences to a Shareholder of a Second Stage Transaction may differ from the tax consequences to such Shareholder of accepting the Offer. See “Canadian Federal Income Tax Considerations” and “United States Federal Income Tax Considerations” in this Circular.
Other Alternatives
     If the Offeror decides not to affect a Compulsory Acquisition or a Second Stage Transaction, then the Offeror will evaluate other available alternatives to acquire the remaining Innicor Shares. Such alternatives could include, to the extent permitted by applicable law, purchasing additional Innicor Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or taking no further action to acquire additional Innicor Shares. Any additional purchases of Innicor Shares, subject to applicable laws, could be at a price greater than, equal to or less than the price to be paid for Innicor Shares under the Offer and could be for either or both of cash and/or shares of the Offeror or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all Innicor Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the price paid for Innicor Shares under the Offer.
Judicial Developments
     Certain judicial decisions may be considered relevant to any business combination or going private transaction that may be proposed or effected subsequent to the expiry of the Offer. Canadian courts have, in a few instances prior to the adoption of OSC Rule 61-501 and Regulation Q-27, granted preliminary injunctions to prohibit transactions involving certain going private transactions. The trend in both legislation and Canadian jurisprudence is toward permitting going private transactions to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority shareholders. Shareholders should consult their legal advisors for a determination of their legal rights.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
     In the opinion of Borden Ladner Gervais LLP, counsel to the Offeror, the following is a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a Shareholder who sells Innicor Shares pursuant to the Offer or otherwise disposes of Innicor Shares pursuant to certain transactions described under “Acquisition of Innicor Shares Not Deposited” in this Circular.
     The summary is based on the current provisions of the Tax Act and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). The summary takes into account all specific proposals to amend the Tax Act publicly announced by the Minister of Finance (Canada) prior to the date hereof, although there is no certainty that such proposals will be enacted in the form currently proposed, if at all. The summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or other changes in administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may materially differ from federal income tax legislation or considerations.
     This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular Shareholder to whom the Offer is made. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, territory, state or local tax authority.
Shareholders Resident in Canada
     This part of the summary is applicable only to Shareholders who, for purposes of the Tax Act and at all relevant times, are resident or are deemed to be resident in Canada, hold their Innicor Shares as capital property, deal at arm’s length with Innicor and the Offeror and are not affiliated with Innicor or the Offeror. Certain Shareholders whose Innicor Shares might not otherwise be considered to be capital property may be entitled to have their Innicor Shares deemed to be capital property by making an irrevocable election provided for by subsection 39(4) of the Tax Act. This summary does not apply to Shareholders who are “financial institutions”, “specified financial institutions” or an interest in which would be a “tax shelter” or a “tax shelter investment”, each as defined in the Tax Act. Such Shareholders are advised to consult with their own tax advisors.
Disposition of Innicor Shares Pursuant to the Offer
     A Shareholder whose Innicor Shares are taken up and paid for under the Offer will be considered to have disposed of such Innicor Shares for purposes of the Tax Act. On such disposition, the Shareholder will realize a capital gain (or a capital loss) in respect of the Innicor Shares so disposed of to the extent that proceeds of disposition received by the Shareholder for such Innicor Shares exceed (or are less than) the total of the adjusted cost base to the Shareholder of such Innicor Shares and any reasonable costs of disposition. The adjusted cost base of Innicor Shares to a particular Shareholder will be determined by averaging the cost of all Innicor Shares held as capital property by the Shareholder.
Capital Gains and Capital Losses
     A Shareholder will be required to include one-half of the amount of any capital gain (a “taxable capital gain”) in income, and will generally be entitled to deduct one-half of the amount of any capital loss (an “allowable capital loss”) against taxable capital gains realized in the year of disposition. Allowable capital losses not deductible in the taxation year in which they are realized may ordinarily be deducted against taxable capital gains realized in any of the three preceding taxation years or in any following taxation year to the extent and under the circumstances specified in the Tax Act.
     In general, a capital loss otherwise arising on the disposition of Innicor Shares by a Shareholder which is a corporation may in certain circumstances be reduced by the amount of dividends received or deemed to have been received on such Innicor Shares (or on certain other shares where the Innicor Shares have been acquired in exchange for such shares). Any such reduction will not occur where the corporate Shareholder owned the relevant Innicor Shares continuously for 365 days or longer immediately before the disposition and such Shareholder (together with any persons with which it did not deal at arm’s length) did not own more than 5% of the shares of any class or series of shares of Innicor at the time the relevant dividends were received or deemed to have been received. Similar rules may also apply in other circumstances, including where a corporation, trust or partnership is a member of a partnership or a beneficiary of a trust that owns Innicor Shares. Shareholders to whom these rules may be relevant should consult their own tax advisors.
     A Shareholder that is throughout the relevant taxation year a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6 2/3% determined by reference to its aggregate investment income for the year, which is defined to include an amount in respect of taxable capital gains. Eighty percent of capital gains realized by an individual or a trust, other than certain specified trusts, will be taken into account in determining their liability for alternative minimum tax under the Tax Act.
Compulsory Acquisition of Innicor Shares
     As described under “Acquisition of Innicor Shares Not Deposited — Compulsory Acquisition” in this Circular, Innicor Shares may be acquired, in certain circumstances, pursuant to the compulsory acquisition provisions of the ABCA. The tax consequences to Shareholders of a disposition of Innicor Shares in such circumstances generally will be as described above, but Shareholders whose Innicor Shares may be so acquired should consult their own tax advisors in this regard.
Second Stage Transactions
     If the compulsory acquisition provisions of the ABCA are not utilized, other means of acquiring the remaining issued and outstanding Innicor Shares may be proposed. The tax treatment of a Second Stage Transaction described in “Acquisition of Innicor Shares Not Deposited — Second Stage Transactions” to a Shareholder may be substantially the same as or materially different from that which would apply if Innicor Shares are sold to the Offeror under the Offer and will depend upon the exact manner in which a Second Stage Transaction is carried out. Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Innicor Shares acquired pursuant to a Second Stage Transaction.
     By way of example, a Second Stage Transaction could be implemented by means of an amalgamation of Innicor with the Offeror or a wholly-owned subsidiary of the Offeror pursuant to which Shareholders who have not tendered their Innicor Shares under the Offer would have their Innicor Shares exchanged on the amalgamation for redeemable preference shares of the amalgamated corporation (“Redeemable Shares”) which would then immediately be redeemed for cash in an amount at least equal to the Offer Price per Redeemable Share. Such a Shareholder would not realize a capital gain or capital loss as a result of such exchange and the cost of the Redeemable Shares received would be the aggregate of the adjusted cost base of the Innicor Shares to the Shareholder immediately before the amalgamation.
     Upon the redemption of the Redeemable Shares, the holder thereof would be deemed to have received a dividend (subject to the potential application of subsection 55(2) of the Tax Act to holders of such shares that are corporations as discussed below) equal to the amount, if any, by which the redemption price of the Redeemable Shares exceeds their paid-up capital for purposes of the Tax Act. The difference between the redemption price and the amount of the deemed dividend would be treated as proceeds of disposition of such shares for purposes of computing any capital gain or capital loss arising on a disposition of such shares.
     In the case of a holder who is an individual, dividends deemed to be received as a result of the redemption of Redeemable Shares will be included in computing the holder’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by taxable Canadian corporations. On June 29, 2006, the Canadian Department of Finance announced certain legislative proposals which may affect such rules generally by altering the amount of tax payable by individuals and certain trusts on taxable dividends (including deemed dividends) that are “eligible dividends” in certain circumstances. Individuals (including trusts) should consult their own tax advisors to determine the impact on them, if any, of these proposed amendments.
     Dividends deemed to be received by a corporation as a result of the redemption of the Redeemable Shares will be included in computing its income, but normally will also be deductible in computing its taxable income. A holder that is a “private corporation” (as defined in the Tax Act) or any other corporation resident in Canada and controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) will generally be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on dividends deemed to be received on the Redeemable Shares to the extent that such dividends are deductible in computing the corporation’s taxable income.
     Subsection 55(2) of the Tax Act provides that where a corporate holder is deemed to receive a dividend and such dividend is deductible in computing the holder’s taxable income and is not subject to Part IV tax, all or part of the deemed dividend may be treated as proceeds of disposition of the Redeemable Shares for the purpose of computing the holder’s capital gain on the disposition of such shares. Accordingly, corporate holders should consult their own tax advisors for specific advice with respect to the potential application of this provision.
     With respect to Shareholders who validly exercise rights of dissent on an amalgamation (a “Dissenting Shareholder”), the tax treatment of payments received as a result of the exercise of such dissent rights will depend upon whether the purchaser of such Innicor Shares is the amalgamated corporation or Innicor. Under the current administrative practice of the CRA, the receipt by a Dissenting Shareholder of a cash payment (other than interest) from the amalgamated corporation equal to the fair market value of the Shareholder’s Innicor Shares, may be treated as proceeds of disposition of such Innicor Shares. To the extent that such amount exceeds (or is less than) the Dissenting Shareholder’s adjusted cost base of the Innicor Shares disposed of and any reasonable costs of disposition, the Dissenting Shareholder will realize a capital gain (or capital loss) equal to the amount of such difference. The treatment of capital gains and capital losses is discussed above under the heading “Capital Gains and Capital Losses”. A Dissenting Shareholder who receives a cash payment (other than interest) from Innicor in exchange for the cancellation of the Dissenting Shareholder’s Innicor Shares will be deemed to have received a dividend in an amount equal to the amount by which the payment exceeds the paid-up capital of the Innicor Shares. The difference between the amount of such payment (other than interest) and the amount of the deemed dividend will be treated as proceeds of disposition of the Innicor Shares for purposes of computing any capital gain or capital loss arising on a disposition of such Innicor Shares. A Dissenting Shareholder who receives interest on such payment will be required to include the full amount of such interest in the Dissenting Shareholder’s income.
     As an alternative to the amalgamation discussed above, the Offeror may propose a statutory arrangement or other transaction, the tax consequences of which may differ from those described above. No opinion is expressed herein as to the tax consequences of any such transaction to a Shareholder.
Qualified Investments
     If the Innicor Shares cease to be listed on a stock exchange prescribed under the Tax Act, the Innicor Shares may no longer be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), deferred profit sharing plan (“DPSP”) or registered education savings plan (“RESP”). Shareholders that are trusts governed by an RRSP, RRIF, DPSP or RESP should consult with their tax advisors with respect to the tax consequences to them (and to the annuitants, beneficiaries or subscribers thereunder) of holding Innicor Shares if such shares are not qualified investments and of disposing of their Innicor Shares pursuant to a Compulsory Acquisition or a Second Stage Transaction.
Shareholders Not Resident in Canada
     This part of the summary is applicable only to Shareholders who, for purposes of the Tax Act and at all relevant times, are not resident or deemed to be resident in Canada, do not carry on business in Canada, deal at arm’s length with the Offeror and Innicor, hold their Innicor Shares as capital property and do not use or hold, and are not deemed to use or hold, their Innicor Shares in, or in the course of, carrying on a business in Canada (a “Non-Resident Shareholder”). Special rules, which are not discussed in this summary, may apply to a non-resident of Canada that is an insurer carrying on business in Canada and elsewhere.
Disposition of Innicor Shares Pursuant to the Offer
     A Non-Resident Shareholder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Innicor Shares pursuant to the Offer unless the shares constitute “taxable Canadian property” of the Non-Resident Shareholder.

     Generally, provided the Innicor Shares are listed on a stock exchange prescribed under the Tax Act, Innicor Shares will not constitute “taxable Canadian property” to a Non-Resident Shareholder at a particular time unless, at any time during the sixty month period immediately preceding the particular time, not less than 25% of the issued shares of any class or series of a class of the capital stock of Innicor were owned by the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm’s length or any combination thereof. A Non-Resident Shareholder’s Innicor Shares may be deemed to be “taxable Canadian property” in certain circumstances set out in the Tax Act.
     In the event that the Innicor Shares constitute taxable Canadian property to a particular Non-Resident Shareholder on the disposition thereof pursuant to the Offer, and a capital gain realized on the disposition of such Innicor Shares is not exempt from tax under the Tax Act by virtue of the terms of an income tax treaty or a convention between Canada and the country in which the Non-Resident Shareholder is resident, such Non-Resident Shareholder will realize a capital gain (or capital loss) generally in the circumstances and computed in the manner described above under “Shareholders Resident in Canada — Disposition of Innicor Shares Pursuant to the Offer” and the tax consequences described above under “Shareholders Resident in Canada — Capital Gains and Capital Losses” will generally apply. Non-Resident Shareholders whose Innicor Shares are taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.
Compulsory Acquisition of Innicor Shares
     As discussed in “Acquisition of Innicor Shares Not Deposited — Compulsory Acquisition” in this Circular, the Offeror may, in certain circumstances, acquire Innicor Shares not deposited under the Offer pursuant to the compulsory acquisition provisions of the ABCA. A Non-Resident Shareholder whose Innicor Shares are not taxable Canadian property will generally not be subject to tax under the Tax Act on the disposition of such Innicor Shares pursuant to the Compulsory Acquisition. If the Innicor Shares are not listed on a stock exchange prescribed under the Tax Act at the time of disposition, the Innicor Shares will be taxable Canadian property to a Non-Resident Shareholder. Where such a Shareholder disposes of Innicor Shares that are taxable Canadian property to the Shareholder, the disposition may give rise to a capital gain. If such capital gain is not exempt from Canadian tax under the terms of an applicable income tax treaty or convention, the tax consequences as described above under “Shareholders Resident in Canada — Disposition of Innicor Shares Pursuant to the Offer” will generally apply. In addition, if the Innicor Shares are not listed on a stock exchange prescribed under the Tax Act at the time of their disposition, the notification and withholding provisions of section 116 of the Tax Act will apply to such Shareholder. Non-Resident Shareholders whose Innicor Shares are being compulsorily acquired should consult their own tax advisors with respect to their particular circumstances.
Second Stage Transaction
     If the compulsory acquisition provisions of the ABCA are not utilized, other means of acquiring the remaining issued and outstanding Innicor Shares may be proposed. The tax treatment of a Second Stage Transaction described above under “Acquisition of Innicor Shares Not Deposited — Second Stage Transactions” in this Circular, to a Non-Resident Shareholder may be substantially the same as or materially different from that which would apply if Innicor Shares are sold to the Offeror under the Offer and will depend upon the exact manner in which a Second Stage Transaction is carried out and whether the Innicor Shares are listed on a stock exchange prescribed under the Tax Act at the relevant time.
     A Second Stage Transaction could be implemented by means of an amalgamation of Innicor with the Offeror (or a wholly-owned subsidiary of the Offeror) pursuant to which Non-Resident Shareholders who have not tendered their Innicor Shares under the Offer would have their Innicor Shares exchanged on the amalgamation for Redeemable Shares which would then immediately be redeemed for cash. Such a redemption may result in a Non-Resident Shareholder being deemed to have received a dividend, and possibly a capital gain in respect of the Redeemable Shares in the manner described above under “Shareholders Resident in Canada — Second Stage Transactions”, without regard to subsection 55(2) of the Tax Act. Dividends on Innicor Shares owned by a Non-Resident Shareholder are subject to Canadian non-resident withholding tax at a rate of 25%. Such rate may be reduced under the provisions of an applicable Canadian income tax treaty or convention. Under the Canada-United States Tax Convention (1980) (the “Treaty”), the rate of withholding tax on dividends paid to Non-Resident Shareholders who qualify as residents of the United States for purposes of the Treaty generally is reduced to 15%. In addition, the Redeemable Shares may be “taxable Canadian property”, as a result of which any capital gain realized on the disposition of such shares may be subject to the treatment discussed above under “Compulsory Acquisition of Innicor Shares”.
     Non-Resident Shareholders who validly exercise rights of dissent on an amalgamation are referred to the discussion above under “Shareholders Resident in Canada-Second Stage Transactions” for a general description of the tax considerations applicable to them if they elect to exercise their rights of dissent. The tax treatment to a Non-Resident Shareholder in respect of any dividends or capital gains and capital losses realized as a result of the exercise of rights of dissent is as discussed above under this heading. Further, a Non-Resident Shareholder who receives interest will be subject to Canadian withholding tax at the rate of 25% unless the rate is reduced under the provisions of an income tax convention. Under the Treaty, the rate of withholding tax on interest paid to Non-Resident Shareholders who qualify as residents of the United States for purposes of the Treaty is reduced to 10%.
     As an alternative to the amalgamation discussed above, the Offeror may propose a statutory arrangement or other transaction, the tax consequences of which may differ from those described above. No opinion is expressed herein as to the tax consequences of any such transaction to a Non-Resident Shareholder.
     To the extent that a Second Stage Transaction is proposed, Non-Resident Shareholders are urged to consult their own tax advisors to determine the tax consequences to them of the transaction and, in particular, whether the notification and withholding provisions of section 116 of the Tax Act would apply to the Non-Resident Shareholder as a result of a Second Stage Transaction.
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
     The discussion below summarizes the material United States federal income tax consequences to United States Holders (as defined below) of the disposition of Innicor Shares pursuant to the Offer or a Compulsory Acquisition. The discussion assumes that such United States Holders hold their Innicor Shares as a capital asset as defined under the United States Internal Revenue Code of 1986, as amended (the “Code”). A “United States Holder” is a beneficial owner of Innicor Shares who is for United States federal income tax purposes a United States citizen or resident alien individual; a corporation or an entity taxable as a corporation for United States federal income tax purposes that is organized under the laws of the United States or any political subdivision of the United States; an estate, the income of which is subject to United States federal income taxation regardless of its source; or a trust, if a court within the United States is able to exercise primary supervision over its administration and at least one United States person is authorized to control all of its substantial decisions or if it has properly elected under applicable United States Treasury regulations to continue to be treated as a United States person.
     If a partnership (or an entity taxable as a partnership for United States federal income tax purposes) holds Innicor Shares, the United States federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A United States Holder that is a partner of a partnership holding Innicor Shares should consult its own tax advisor.
     This summary is based on current provisions of the Code, currently applicable United States Treasury regulations promulgated thereunder, including temporary and proposed regulations, and current judicial decisions and administrative rulings. No ruling from the United States Internal Revenue Service has been or will be sought with respect to the Offer, and there can be no assurance that the United States Internal Revenue Service will not successfully challenge the statements and conclusions set forth herein. In addition, future legislative, judicial or administrative changes or interpretations could alter or modify the statements and conclusions set forth herein, and such changes or interpretations could be retroactive and could affect the U.S. federal income tax consequences described below.
     The discussion below does not purport to deal with all aspects of U.S. federal income taxation that may affect particular United States Holders in light of their individual circumstances or that may affect United States Holders subject to special treatment under U.S. federal income tax law. United States Holders subject to special treatment include entities treated as partnerships for U.S. federal income tax purposes, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, non-U.S. individuals and entities, United States Holders whose functional currency is not the U.S. dollar, United States Holders who hold their Innicor Shares as part of a hedge, wash sale, appreciated financial position, straddle, conversion or other risk reduction transaction, persons liable for alternative minimum tax, persons who own or owned, directly or by attribution, 10% or more of the total combined voting power of Innicor’s outstanding voting Innicor Shares and United States Holders who have acquired their Innicor Shares upon exercise of employee options or otherwise as compensation. In addition, the discussion below does not consider the effect of any applicable state, local or non-U.S. tax laws. You are urged to consult with your tax advisor as to the U.S. federal income tax consequences and other U.S. state and local tax consequences of the Offer, a Compulsory Acquisition or a Second Stage Transaction to you in light of your particular circumstances.
     TO ENSURE COMPLIANCE WITH UNITED STATES INTERNAL REVENUE SERVICE CIRCULAR 230, UNITED STATES HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES IN THIS CIRCULAR IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE INTERNAL REVENUE CODE; (B) THIS DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) UNITED STATES HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.
Disposition of Innicor Shares pursuant to the Offer or a Compulsory Acquisition
     In general, a United States Holder who disposes of Innicor Shares pursuant to the Offer or a Compulsory Acquisition will recognize capital gain or loss as a result of such disposition. The amount of gain or loss will equal the difference between the U.S. dollar value of the cash received by the United States Holder in exchange for Innicor Shares (determined at the spot rate on the date of receipt) and the United States Holder’s adjusted tax basis in such Innicor Shares. Gain or loss must be calculated separately for each block of Innicor Shares. If the holding period for Innicor Shares surrendered pursuant to the Offer or a Compulsory Acquisition is greater than one year, any gain or loss will be a long-term capital gain or loss. Long-term capital gains recognized by non-corporate United States Holders generally are subject to current U.S. federal income taxation at a maximum rate of 15%. Capital gains of corporate United States Holders generally are taxable at the regular rates applicable to corporations. The deductibility of a capital loss is subject to substantial limitations.
Foreign Currency Rules
     If a United States Holder receives Canadian dollars pursuant to the Offer or a Compulsory Acquisition, the holder generally will have a tax basis in the Canadian dollars equal to the U.S. dollar value of the Canadian dollars at the spot rate on the date of receipt. A United States Holder who subsequently exchanges Canadian dollars for property (including U.S. dollars or other foreign currency) generally will recognize exchange gain or loss equal to the difference between the U.S. dollar value of the Canadian dollars so exchanged based on the spot rate on the date of that exchange and the holder’s tax basis (determined in U.S. dollars as noted above) in the Canadian dollars so exchanged. Exchange gain or loss generally will be treated as U.S.-source ordinary income or loss. Persons in doubt as to application of the foreign currency rules to their particular situations should consult their own tax advisors.
Passive Foreign Investment Company Status
     The above summary assumes that a disposition of Innicor Shares by a United States Holder does not constitute a disposition of shares in a passive foreign investment company (“PFIC”). If a United States Holder’s disposition of Innicor Shares did constitute a disposition of PFIC shares, there could be adverse tax consequences to such holder. These include taxation of gain on the disposition at ordinary income rates and the imposition of an interest charge on a portion of the gain. United States Holders are urged to consult their own tax advisors regarding the adverse U.S. federal income tax consequences of owning stock of a PFIC.
Second Stage Transaction
     The U.S. federal income tax consequences to a United States Holder of a Second Stage Transaction will depend on the exact manner in which a Second Stage Transaction is carried out. Generally, if a United States Holder receives cash in exchange for all of such holder’s Innicor Shares, it is expected that the U.S. federal income tax consequences to such United States Holder will be substantially similar to those described above under “Disposition of Innicor Shares pursuant to the Offer or a Compulsory Acquisition”. However, it is possible, depending on the structure of a Second Stage Transaction, that the U.S. federal income tax consequences could be materially different from those described above. United States Holders should consult their own tax advisors regarding the possible tax consequences of a Second Stage Transaction.
Information Reporting and Backup Withholding
     United States Holders generally will be subject to information reporting to the United States Internal Revenue Service with respect to payments of cash made to them pursuant to the Offer or a Compulsory Acquisition. Backup withholding at a current rate of 28% generally will apply to a United States Holder who does not provide a correct taxpayer identification number or appropriate proof of an applicable exemption from backup withholding and otherwise comply with all applicable requirements of the backup withholding rules. Corporations generally are exempt from backup withholding. Backup withholding is not an additional tax, and amounts withheld under the backup withholding rules may be credited against a United States Holder’s U.S. federal income tax liability (or any excess refunded), provided that the holder furnishes all required information to the United States Internal Revenue Service in a timely manner. United States Holders should complete and sign the Substitute IRS Form W-9 included in the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding, unless an exception applies and is established in a manner satisfactory to the Offeror and the Depositary.
DEALER MANAGER
     Sondex has retained CIBC World Markets Inc. to act as Dealer Manager in connection with the Offer to solicit acceptances of the Offer as permitted under applicable securities laws. For providing this service, the Dealer Manager will be paid a fee and will be reimbursed by Sondex for its reasonable expenses. In addition, the Dealer Manager will be indemnified against certain liabilities, including liabilities under securities laws, in connection with the Offer.
     The Dealer Manager has also undertaken to form a soliciting dealer group (the “Soliciting Dealer Group”) comprised of members of the Investment Dealers Association of Canada and persons deemed appropriate by the Dealer Manager to solicit acceptances of the Offer. Each member of the Soliciting Dealer Group, including the Dealer Manager, is referred to herein as a “Soliciting Dealer”. Sondex has agreed to pay each Soliciting Dealer whose name appears in the appropriate space in the Letter of Transmittal a fee of $0.01 for each Innicor Share deposited and taken up by the Offeror under the Offer (other than Shares subject to the Pre-Tender Agreements). The aggregate amount payable to a Soliciting Dealer with respect to any single depositing Shareholder will be not less than $85 and not more than $1,000 provided that no solicitation fee will be payable in respect of the deposit of Innicor Shares by a beneficial Shareholder unless such beneficial Shareholder is depositing at least 1,000 Innicor Shares. Where Innicor Shares deposited and registered in a single name are beneficially owned by more than one person, the foregoing minimum and maximum amounts will be applied separately in respect of each such beneficial owner. Sondex may require the Soliciting Dealers to furnish evidence of beneficial ownership satisfactory to Sondex at the time of deposit. No solicitation fee will be payable in respect of any Shares deposited pursuant to the Pre-Tender Agreements. The cost of solicitation will be borne by Sondex.
     Except as set forth above, neither Sondex nor the Offeror will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. No fee or commission will be payable by Shareholders who transmit their Innicor Shares directly to the Depositary or who make use of the facilities of a Soliciting Dealer to accept the Offer.
DEPOSITARY
     The Offeror has engaged Valiant Trust Company as the Depositary for receipt of certificates in respect of the Innicor Shares and Letters of Transmittal. In addition, the Depositary will receive Notices of Guaranteed Delivery deposited under the Offer at its office in Calgary, Alberta. The duties of the Depositary also include giving certain notices, if required, and making payment for all Innicor Shares purchased by the Offeror under the Offer. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws, and expenses in connection therewith.

     No brokerage fees or commissions will be payable by any Shareholder who deposits Innicor Shares directly with the Depositary or who uses the services of the Dealer Manager to accept the Offer. Shareholders should contact the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing the Innicor Shares with the Depositary.
HOLDINGS OF SECURITIES OF INNICOR
     Neither Sondex nor the Offeror currently own any securities of Innicor. No director or senior officer of Sondex or the Offeror, beneficially owns, directly or indirectly, or controls or exercises direction over, or has the right to acquire, any securities of Innicor. To the knowledge of the directors and senior officers of Sondex and the Offeror, after reasonable inquiry, no securities of Innicor are owned by, directly or indirectly, nor is control or direction over any securities of Innicor exercised by, any associate of Sondex or the Offeror, any associate of any director or senior officer of Sondex or the Offeror, any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Sondex or the Offeror or any person or company acting jointly or in concert with Sondex or the Offeror.
TRADING IN SECURITIES OF INNICOR
     During the six-month period preceding the date of the Offer, no securities of Innicor have been traded by Sondex or the Offeror, any director or senior officer of Sondex or the Offeror, or, to the knowledge of the directors and senior officers of Sondex or the Offeror, after reasonable inquiry, by any associate of Sondex or the Offeror, any associate of any director or senior officer of Sondex or the Offeror, any person or company who holds more than 10% of any class of equity securities of Sondex or the Offeror or any person or company acting jointly or in concert with Sondex or the Offeror.
COMMITMENTS TO ACQUIRE SECURITIES OF INNICOR
     Other than the Pre-Tender Agreements and other than the commitment to acquire Innicor Shares pursuant to the Offer and the Pre-Acquisition Agreement, neither Sondex nor the Offeror nor any of the directors or senior officers of Sondex or the Offeror, nor, to the knowledge of the directors and senior officers of Sondex or the Offeror after reasonable enquiry, any associate of any director or senior officer of Sondex or the Offeror, any person or company holding more than 10% of any class of equity securities of Sondex or the Offeror or any person acting jointly or in concert with the Offeror has entered into any commitments to acquire any securities of Innicor. Except as otherwise noted herein and except as may occur through the exercise or surrender of Innicor Options, neither Sondex nor the Offeror is not aware of any commitments made by Innicor, any director or senior officer of Innicor, any associate of a director or senior officer of Innicor, or any person or company holding more than 10% of any class of equity securities of Innicor to acquire any securities of Innicor.
ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS
     Other than as described below under the heading “Pre-Tender Agreements” and “Employment Agreements” and as otherwise noted herein, no arrangement or agreement has been made or proposed to be made between Sondex or the Offeror and any of the directors of senior officers of Innicor and no payments or other benefits are proposed to be made or given by Sondex or the Offeror to such directors or senior officers by way of compensation for loss of office or as compensation for remaining in or retiring from office, if the take-over bid is successful. Other than as provided in the Pre-Acquisition Agreement and as otherwise described herein, there are no contracts, arrangements or understandings, formal or informal, between Sondex or the Offeror and any security holder of Innicor with respect to the Offer or between Sondex or the Offeror and any person or company with respect to any securities of Innicor in relation to the Offer.
     Other than any business relationships in the ordinary course of business, there are no business relationships between Sondex or the Offeror and Innicor or their associates or affiliates that are material to any of them with the exception of the Pre-Acquisition Agreement and otherwise described herein.

Employment Agreements
     Innicor has entered into executive employment agreements dated April 14, 2005 (the “Agreements”) with each of Delton Campbell, Ian Bootle and Robert Jones (collectively, the “Executives”). Pursuant to the terms of the Agreements, upon a change of control of Innicor and upon a fundamental adverse change occurring in the employment of the Executive without the agreement of the Executive, the Executives have the option to terminate their employement and the Agreements, triggering the payment of a termination package consisting of an amount equal to two times the Executive’s base salary, subject to any withholdings or deductions required by law, and an amount equal to two times of the annual costs of benefits received by the Executives plus annual bonus which, in the aggregate, is approximately $1,850,000.
     In connection with the Offer, each of Messrs. Delton Campbell, Robert Jones and Ian Bootle will enter into an employment arrangement with Sondex, conditional on completion of the Offer (the “Employment Arrangements”). These employment arrangements will be on terms substantially similar to the terms of such officers existing employment contracts with Innicor, except for the modifications set forth below.
     Certain terms currently contained in the employments agreements of Messrs. Campbell, Jones and Bootle will be deleted or reduced relative to their existing employment contracts with Innicor, including that: (i) such officers’ existing rights upon a “change of control” of Innicor will be deleted; and (ii) such officers’ participation in the Innicor executive bonus plan will be terminated and replaced by participation in Sondex’s existing bonus plan at a level commensurate with such officers’ role within Sondex. In addition, Messrs. Campbell, Jones and Bootle have agreed to enter into non-competition agreements with Sondex pursuant to which such officers will agree not to compete with the business of Sondex as proposed to be conducted through Innicor following the Offer on customary terms.
     Sondex has sought an order from the applicable securities commissions or other securities regulatory authorities confirming that the Employment Arrangements do not constitute collateral benefits for purposes of applicable provincial securities legislation. The Employment Arrangements are conditional upon such order being granted.
Pre-Tender Agreements
     The Tendering Shareholders have agreed to tender pursuant to the Offer and not withdraw, except in certain circumstances, the Innicor Shares beneficially owned by the Tendering Shareholders and all Innicor Shares they shall acquire before the Expiry Time pursuant to the exercise or surrender of Innicor Options, representing an aggregate of 9,297,220 Innicor Shares and 700,000 Innicor Shares issuable on exercise or surrender of Innicor Options (or approximately 51.5% of the outstanding Innicor Shares on a fully diluted basis). Subject to the terms of the Pre-Tender Agreements, the Pre-Acquisition Agreement and the Offer, the Offeror will accept for payment, and will take up and pay for, all Innicor Shares deposited pursuant to the Pre-Tender Agreements and not withdrawn under the Offer within the time period prescribed by applicable securities laws and the Pre-Acquisition Agreement.
     If a Superior Proposal, as such term is defined in the Pre-Acquisition Agreement, is announced, the Tendering Shareholders shall be entitled to not deposit their Innicor Shares to the Offer, or to withdraw any Innicor Shares deposited to the Offer in order to deposit such Innicor Shares to the Superior Proposal, provided the Offeror has not matched the Superior Proposal.
     The Pre-Tender Agreements may be terminated by Tendering Shareholders:
(a)	if the Offer is withdrawn or otherwise terminated;

(b)	if the Offeror has not taken up or paid for the Innicor Shares under the Offer on or before the date that is 60 days after the date the Offer is commenced;

(c)	if there has been any breach or non-performance by the Offeror of a provision of the Pre-Acquisition Agreement in any material respect; or

(d)	if the Pre-Acquisition Agreement is terminated in accordance with its terms.

MATERIAL CHANGES IN THE AFFAIRS OF INNICOR AND OTHER INFORMATION
     Neither Sondex nor the Offeror is aware of any information which indicates that a material change has occurred in the affairs of Innicor since the date of the last published financial statements of Innicor other than as has been disclosed by Innicor in a public filing made by it on SEDAR or by way of press release made through a nationally recognized news wire service in Canada, in each case prior to the date hereof, or as disclosed in this Circular or in the directors’ circular dated October 11, 2006 of the Innicor Board in respect of the Offer. Neither Sondex nor the Offeror have any knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.
ACCEPTANCE OF THE OFFER
     Other than the Tendering Shareholders who have entered into the Pre-Tender Agreements, neither Sondex nor the Offeror have any knowledge regarding whether any Shareholders will accept the Offer.
BENEFITS FROM THE OFFER
     Except as otherwise noted herein, to the knowledge of Sondex or the Offeror, there are no direct or indirect benefits of accepting or refusing to accept the Offer or participating in any Second Stage Transaction or Compulsory Acquisition that will accrue to any director or senior officer of Innicor, to any associate of a director or senior officer of Innicor, to any person or company holding more than 10% of any class of equity securities of Innicor or to any person or company acting jointly or in concert with the Offeror, other than those that will accrue to Shareholders generally.
LEGAL MATTERS
     Certain Canadian legal matters on behalf of the Offeror will be passed upon by, and the opinions contained under “Canadian Federal Income Tax Considerations” have been provided by, Borden Ladner Gervais LLP, counsel to the Offeror, with respect to the Offer.
STATUTORY RIGHTS
     Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

CONSENT OF COUNSEL
To: The Board of Directors of Sondex Completion Systems Inc.
     We hereby consent to the reference to our opinion contained in “Canadian Federal Income Tax Considerations” in the Circular accompanying the Offer dated October 11, 2006 by Sondex Completion Systems Inc. to the holders of common shares of Innicor Subsurface Technologies Inc.

Calgary, Alberta	(Signed) “Borden Ladner Gervais LLP”
October 11, 2006

APPROVAL AND CERTIFICATE
     The contents of the Offer and the Circular have been approved, and the sending, communication or delivery thereof to the Shareholders has been authorized by, the board of directors of Sondex and the Offeror. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or market price of the Innicor Shares which are the subject of the Offer.
     DATED: October 11, 2006
SONDEX COMPLETION SYSTEMS INC.

(signed) “Martin Perry”	(signed) “Christopher Wilks”
Chief Executive Officer	Chief Financial Officer
On behalf of the Board of Directors

(signed) “Martin Perry”	(signed) “Dean Kleckner”
Director	Director
SONDEX PLC

(signed) “Martin Perry”	(signed) “Christopher Wilks”
Chief Executive	Finance Director
On behalf of the Board of Directors

(signed) “Iain Paterson”	(signed) “William Stuart-Bruges”
Director	Director

SCHEDULE I
Part 16
Take-over Bids -
Compulsory Purchase
Definitions
194	In this Part,
(a)	“dissenting offeree” means an offeree who does not accept a take-over bid and a person who acquires from an offeree a share for which a take-over bid is made;

(b)	“offer” includes an invitation to make an offer;

(c)	“offeree” means a person to whom a take-over bid is made;

(d)	“offeree corporation” means a corporation whose shares are the object of a take-over bid;

(e)	“offeror” means a person, other than an agent, who makes a take-over bid, and includes 2 or more persons who, directly or indirectly,
(i)	make take-over bids jointly or in concert, or

(ii)	intend to exercise jointly or in concert voting rights attached to shares for which a take-over bid is made;
(f)	“share” means a share with or without voting rights and includes
(i)	a security currently convertible into such a share, and

(ii)	currently exercisable options and rights to acquire such a share or such a convertible security;
(g)	“take-over bid” means an offer made by an offeror to shareholders to acquire all the shares of any class of shares of an offeree corporation not already owned by the offeror, and includes every take-over bid by a corporation to repurchase all the shares of any class of its shares that leaves outstanding voting shares of the corporation.
Compulsory acquisition of shares of dissenting offeree
195(1)	A take-over bid is deemed to be dated as of the date on which it is sent.

(2)	If within the time limited in a take-over bid for its acceptance or within 120 days after the date of a take-over bid, whichever period is the shorter, the bid is accepted by the holders of not less than 90% of the shares of any class of shares to which the take-over bid relates, other than shares of that class held at the date of the take-over bid by or on behalf of the offeror or an affiliate or associate of the offeror, the offeror is entitled, on the bid being so accepted and on complying with this Part, to acquire the shares of that class held by the dissenting offerees.

(3)	The rights of an offeror and offeree under this Part are subject to any unanimous shareholder agreement.

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Offeror’s notices
196(1)	An offeror may acquire shares held by a dissenting offeree by sending by registered mail within 60 days after the date of termination of the take-over bid and in any event within 180 days after the date of the take-over bid, an offeror’s notice to each dissenting offeree stating that
(a)	the offerees holding not less than 90% of the shares to which the bid relates have accepted the ake-over bid,

(b)	the offeror is bound to take up and pay for or has taken up and paid for the shares of the offerees who accepted the take-over bid,

(c)	a dissenting offeree is required to elect
(i)	to transfer the offeree’s shares to the offeror on the terms on which the offeror acquired the shares of the offerees who accepted the take-over bid, or

(ii)	to demand payment of the fair value of the offeree’s shares
(A)	by notifying the offeror, and

(B)	repealed 2005 c8 s45,
within 20 days after the offeree receives the offeror’s notice,
(d)	a dissenting offeree who does not notify the offeror is deemed to have elected to transfer the offeree’s shares to the offeror on the same terms that the offeror acquired the shares from the offerees who accepted the take-over bid, and

(e)	a dissenting offeree shall send the share certificates of the class of shares to which the take-over bid relates to the offeree corporation within 20 days after the offeree receives the offeror’s notice.
(2)	Concurrently with sending the offeror’s notice under subsection (1), the offeror shall send or deliver to the offeree corporation a notice of adverse claim in accordance with section 77 with respect to each share held by a dissenting offeree.
Surrender of share certificate and payment of money
197(1)	A dissenting offeree to whom an offeror’s notice is sent under section 196(1) shall, within 20 days after the offeree receives that notice, send the offeree’s share certificates of the class of shares to which the take-over bid relates to the offeree corporation.

(2)	Within 20 days after the offeror sends an offeror’s notice under section 196(1), the offeror shall pay or transfer to the offeree corporation the amount of money or other consideration that the offeror would have had to pay or transfer to a dissenting offeree if the dissenting offeree had elected to accept the take-over bid under section 196(1)(c)(i).
Offeree corporation’s obligations
198(1)	The offeree corporation is deemed to hold in trust for the dissenting offerees the money or other consideration it receives under section 197(2), and the offeree corporation shall deposit the money in a separate account in a bank or other body corporate any of whose deposits are insured by the Canada Deposit Insurance Corporation or guaranteed by the Quebec Deposit Insurance Board, and shall place the other consideration in the custody of a bank or such other body corporate.

(2)	Within 30 days after the offeror sends an offeror’s notice under section 196(1), the offeree corporation shall, if the offeror has paid or transferred to the offeree corporation the money or other consideration referred to in section 197(2),

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(a)	issue to the offeror a share certificate in respect of the shares that were held by dissenting offerees,

(b)	give to each dissenting offeree who elects to accept the take-over bid terms under section 196(1)(c)(i) and who sends or delivers the offeree’s share certificates as required under section 197(1), the money or other consideration to which the offeree is entitled, disregarding fractional shares, which may be paid for in money, and

(c)	send to each dissenting shareholder who has not sent the shareholder’s share certificates as required under section 197(1) a notice stating that
(i)	the shareholder’s shares have been cancelled,

(ii)	the offeree corporation or some designated person holds in trust for the shareholder the money or other consideration to which the shareholder is entitled as payment for or in exchange for the shareholder’s shares, and

(iii)	the offeree corporation will, subject to sections 199 to 205, send that money or other consideration to the shareholder forthwith after receiving the shareholder’s shares.
Offeror’s right to apply
199(1)	If a dissenting offeree has elected to demand payment of the fair value of the offeree’s shares under section 196(1)(c), the offeror may, within 20 days after the offeror has paid the money or transferred the other consideration under section 197(2), apply to the Court to fix the fair value of the shares of that dissenting offeree.

(2)	If an offeror fails to apply to the Court under subsection (1), a dissenting offeree may apply to the Court for the same purpose within a further period of 20 days after the 20-day period referred to in subsection (1) has elapsed.

(3)	Where no application is made to the Court under subsection (2) within the 20-day period provided for in that subsection, the dissenting offeree is deemed to have elected to transfer the offeree’s shares to the offeror on the same terms that the offeror acquired the shares from the offerees who accepted the take-over bid.
No security for costs
200	A dissenting offeree is not required to give security for costs in an application made under this Part.
Procedure on application
201	If more than one application is made under sections 196 and 199, the offeror or a dissenting offeree may apply to have the applications heard together.
Court to fix fair value
202	On an application under this Part, the Court shall fix a fair value for the shares of each dissenting offeree who is a party to the application.
Power of Court
203	The Court may in its discretion appoint one or more appraisers to assist the Court to fix a fair value for the shares of a dissenting offeree.

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Final order
204	The final order of the Court is to be made against the offeror in favour of each dissenting offeree who has elected to demand payment of the fair value of the offeree’s shares for the fair value of the offeree’s shares as fixed by the Court.
Additional powers of Court
205	In connection with proceedings under this Part, the Court may make any order it thinks fit and, without limiting the generality of the foregoing, it may do any or all of the following:
(a)	fix the amount of money or other consideration that is required to be held in trust under section 198(1);

(b)	order that that money or other consideration be held in trust by a person other than the offeree corporation;

(c)	allow a reasonable rate of interest on the amount payable to each dissenting offeree from the date the offeree sends or delivers the offeree’s share certificates under section 197(1) until the date of payment;

(d)	order that any money payable to a shareholder who cannot be found be paid to the Crown and section 228(3) applies in respect of money so paid.
Corporation’s offer to repurchase its own shares
206(1)	If the take-over bid is an offer by a corporation to repurchase its own shares section 196(2) does not apply, and section 197(2) does not apply, but the corporation shall comply with section 198(1) within 20 days after it sends an offeror’s notice under section 196(1).
(2)	Subsection (3) applies if
(a)	the take-over bid is an offer by a corporation to repurchase its own shares, and

(b)	the corporation is prohibited by section 34
(i)	from depositing or placing the consideration for the shares pursuant to section 198(1), or

(ii)	paying the amount for the shares fixed by the Court pursuant to section 202.
(3)	If the conditions referred to in subsection (2) are met, the corporation
(a)	shall re-issue to the dissenting offeree the shares for which the corporation is not allowed to pay, and

(b)	is entitled to use for its own benefit any money or consideration deposited or placed under section 98(1), and the dissenting offeree is reinstated to the offeree’s full rights, as a shareholder.

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The Depositary for the Offer is:
VALIANT TRUST COMPANY
Inquiries:
Toll Free (Canada): 1-866-313-1872
Email: inquiries@valianttrust.com
By Mail, Registered Mail, Hand or Courier
Calgary
310, 606 — 4th Street S.W.
Calgary, Alberta T2P 1T1
Attention: Reorganization Department
Toronto
c/o BNY Trust Company of Canada
Suite 1101, 4 King Street West
Toronto, Ontario M5H 1B6
Office of the Dealer Manager
CIBC WORLD MARKETS INC.
855 — 2nd Street S.W., 9th Floor
Calgary, Alberta
T2P 4J7
Telephone: (403) 260-0500
Facsimile: (403) 260-0524
Any questions and requests for assistance may be directed by Shareholders to the Depositary or the Dealer Manager at their telephone numbers and locations set out above. You may also contact your broker, investment dealer, bank, trust company or other nominee for assistance concerning the Offer.